









P.E. 12-31-04



BancorpSouth

2004 Annual Report



In diversifying our revenue through noninterest revenue products, BancorpSouth is strengthening long-term relationships with customers by enhancing our value to them. Premier Banking clients, for example, benefit from the collaboration of professionals in our Trust, Insurance, and Investment divisions.

Financial Summary

(Dollars in thousands, except per share amounts)

	2004	2003	% Changes
YEAR-END BALANCES			
Total Assets	$10,848,193	$10,305,035	5.3 %
Total Deposits	9,059,091	8,599,128	5.3
Loans, Net of Unearned Discount	6,836,698	6,233,067	9.7
Shareholders' Equity	916,428	868,906	5.5
FOR THE YEAR			
Net Income	$ 110,620	$ 131,134	(15.6)%
Return on Average Assets	1.05%	1.28%	(18.0)
Return on Average Shareholders' Equity	12.67%	15.50%	(18.3)
PER SHARE			
Net Income: Basic	$ 1.44	1.69	(14.8)%
Diluted	1.43	1.68	(14.9)
Dividends	0.73	0.66	10.6
Book Value at Year End	11.74	11.15	5.3
AVERAGE DILUTED SHARES OUTSTANDING	77,378,136	78,163,647	(1.0)%


RECEIVED
MAR 2 9 2005

To Our Shareholders

After three years of significantly profitable growth in a challenging business environment, BancorpSouth's earnings retreated in 2004. On the other hand, this performance occurred during a period when a number of positive fundamental trends in our business began to emerge, powered by an improving economic environment. As we will discuss in greater detail, we do not under-estimate the continuing critical challenge of effectively managing our exposure to interest rate volatility, a primary factor to our 2004 performance. We are confident that by building on the progress achieved in 2004 in both our traditional banking business and in our noninterest revenue businesses, we can continue to produce profitable growth consistent with our long-term record of success.

The challenge of managing our interest rate spread dependence was clear in 2004, as our net interest margin declined to 3.52% for the year from 3.80% for 2003. For the first two quarters of the year, net interest margin reflected interest rates so unusually low that we could no longer reduce the interest rates paid on interest-bearing deposits in response to continuing declines in asset yields. We faced a different problem in the second half of the year as interest rates began to increase. Because we are liability sensitive, in a rising interest rate environment it can be difficult to raise our asset yields in the short term in response to increases in interest rates paid on interest-bearing liabilities. As a result of these combined forces, net interest margin declined on a comparable-quarter basis for each quarter of the year.

We were encouraged, however, that our net interest margin increased in the fourth quarter of 2004 versus the third quarter. One of the contributing factors to the increase was the accelerating growth in our loan portfolio during the last six months of 2004. After four consecutive quarters of decline, loans net of unearned discount grew 1.9% at the end of the second quarter of 2004 from a year earlier, 4.2% at the end of the third quarter and 5.2% from internal growth at the end of the fourth quarter. Primarily because of this growth, both loan interest revenue and total interest revenue increased for the fourth quarter of 2004 on a comparable-quarter basis for the first time since the second quarter of 2001.

For 2005 and beyond, a top priority will be to grow our loan portfolio primarily through our continuing strategy of focusing our efforts on faster growing urban areas in our markets. Many of these demonstrated double-digit loan growth for the fourth quarter. We intend to increase our penetration of these markets through new branches and other delivery facilities, such as the opening of the loan production office in Longview, Texas, during the third quarter of 2004. We will also evaluate strategic acquisitions either within or contiguous with our six-state franchise, similar to the acquisitions of Premier Bank of Brentwood, Tennessee, and The Business Bank of Baton Rouge, Louisiana, consummated on December 31, 2004. As a result of these transactions, year-end 2004 loans, net of unearned discount, increased by 9.7% from the end of 2003. We expect these new markets to support further growth in loan interest revenue during 2005.

In addition to high quality, appropriately priced lending, we will continue support of our net interest margin through careful pricing of our deposits. For 2004, our total deposits increased 2.3% through internal growth. We achieved this growth according to plan through an increase in low-interest rate demand deposits, up 6.8% for 2004, while savings and other time deposits declined, down 1.2% for 2004. With the impact of the two year-end acquisitions, low-interest rate demand deposits increased 10.1% at the end of 2004 and savings and other time deposits increased 1.5% when compared to the end of 2003.

For 2004, we also partially offset the impact of the lower net interest margin through a significant strengthening of our credit quality, which remains a defining characteristic of BancorpSouth. Net charge-offs for 2004 improved as a percentage of average loans for the second year in the row, at 0.31% down from 0.33% for 2003 and 0.41% for

2002. Our improved charge-off experience, combined with a 33.9% reduction in nonperforming loans at the end of 2004 from the end of 2003, enabled us to reduce our provision for credit losses for 2004 by 30.4% from 2003.

These reductions are determined through a rigorous, objective, analytical process that is consistently applied to ensure that credit quality is never sacrificed for loan growth. As a result – and despite the reduced provision – we completed 2004 with credit quality indicators that compared favorably to industry averages. Included in these metrics, our allowance for credit losses at year-end 2004 was 4.7 times net charge-offs for 2004, compared with 4.4 at year-end 2003 and 3.4 at year-end 2002. In addition, our allowance for credit losses coverage of nonperforming loans at year-end rose to a multiple of 2.7 for 2004 from 1.8 for 2003 and 2.2 for 2002.

A key element of our long-term strategy to reduce our interest rate spread dependence is the diversification of revenues through an increased contribution from noninterest revenues. We achieved this goal for 2004 with noninterest revenues increasing to 35.5% of total revenues from 35.1% for 2003 and 25.1% for 2002. Although noninterest revenues increased as a percentage of our revenue mix, they declined $6.6 million in absolute dollars for 2004, primarily due to the $14.5 million shift between a $0.7 million net securities loss for 2004 compared with the $13.8 million net securities gain for 2003. In addition, and as anticipated after mortgage interest rates began to rise from their lows in the third quarter of 2003, mortgage originations for 2004 declined more than 50% from the unsustainable levels reached for 2003. This lowered 2004 mortgage lending revenue by more than $10 million. We continue to believe that our mortgage origination and servicing businesses are important noninterest revenue financial products that enhance our potential to engage new customers and, through cross-selling, strengthen existing customer relationships.

We attribute the growth in noninterest revenues as a percentage of net interest revenue for 2004 primarily to the 41.7% increase in insurance commissions for the year. This growth was driven by the acquisition of both Wright & Percy Insurance in Baton Rouge, Louisiana, and Ramsey, Krug, Farrell & Lensing Insurance in Little Rock, Arkansas, in the second and third quarters of 2003. As a result of these transactions, in 2004 BancorpSouth's insurance revenues rank among the 25 largest of the country's financial service holding companies.

We are very pleased with the increasing integration of our insurance business not only among the agencies we have acquired, but also between insurance and our traditional banking operations. The combined size of our insurance business enhances our ability to produce improved terms for our customers throughout our insurance product lines and drives increasing operating efficiencies. We are also benefiting from growing migration among the agencies of portable specialties, technical expertise and best practices. This cross-pollination complements the cross-selling success we have achieved as we seek to leverage our traditional banking relationships. This success contributed to the 9.0% internal growth in insurance commissions for the fourth quarter of 2004.

The continuing expansion of our insurance business is one of the factors contributing to a stronger foundation for growth as we enter 2005. In addition, increased loan demand, our expanded presence in Nashville and Baton Rouge and the retrenchment of mortgage originations to a more sustainable level are positive developments for 2005. We will continue to meet the challenges posed by liability sensitivity in a rising interest rate environment, as the economic expansion enhances our ability to expand our loan portfolio.

The growth strategies we expect to pursue in 2005 are consistent with prior years. We will focus on expanding our presence in faster growing markets in our existing franchise through our branch operations, both building out existing markets and entering new markets on a de novo basis. We will evaluate additional acquisitions of banks and other financial service companies to gain access to faster growing markets, either in our existing six-state footprint or in contiguous markets. We will continue to leverage customer relationships by cross-selling an increasingly comprehensive group of financial services. We will pursue additional operating efficiencies through further investments in and refinement of our centralized back office technology platform.

As always, the key to the successful implementation of these strategies is the high quality, personalized relationship we provide our customers. By supporting this community bank style service with the product and system sophistication our size enables, we have built a truly unique competitive position in the Mid-South. With a strong capital position and high credit quality, we are confident of our prospects for long-term growth. We demonstrated this confidence in 2004 by increasing our cash dividend for the 22nd consecutive year and through a stock repurchase program that, in less than four years, has purchased shares equal to 12.3% of outstanding shares at the program's initiation.

In closing, we wish to recognize our associates throughout BancorpSouth. It is their dedication to – and pride in – superior performance that creates, supports and expands the customer relationships essential to our profitable growth. We also thank you, our fellow shareholders, for the confidence you have placed in BancorpSouth. We remain fully committed to increasing the value of your investment.

Sincerely,



Aubrey B. Patterson
Chairman of the Board,
Chief Executive Officer



James V. Kelley
President,
Chief Operating Officer



BancorpSouth delegates a high degree of decision-making authority to our local bank presidents, *offering clients a level* of responsiveness that is unusual for a financial institution of our size.

Every Relationship Is An Opportunity For Growth.

At BancorpSouth, we understand that our success is a direct result of the Company's ability to help our clients, employees, and shareholders achieve their goals.

Over the years, this philosophy has guided us as we have reached out to clients with products and services tailored to every stage of life and financial need. At the same time, we have expanded our employees' ability to offer financial guidance and timely services. We have also capitalized on our unique market positioning and core values to offer consistent growth in our market share and profitability.


Total Assets
In Thousands
$9,044,034
$9,395,429
$10,189,247
$10,305,035
$10,848,193
2000
2001
2002
2003
2004

Unique Positioning In Our Six-State Region

At a time when fewer regional banks are occupying the middle ground between large national banks and small community banks, BancorpSouth continues to provide the best of both styles of banking. As the Company has grown into one of the country's 60 largest banks, we have distinguished ourselves by offering a level of service typical of a smaller community bank combined with an increasingly comprehensive array of financial products and services.

Like a community bank, our local bank management exercises a high level of leadership and local decision-making. They are encouraged and empowered to maintain strong ties to the community. But, importantly, they are able to leverage our size in serving their clients' needs in ways that smaller community banks cannot. For instance, we offer clients access to a wide-ranging choice of banking products and sophisticated financial services, all under one roof. Additionally, our computer systems provide centralized support functions, allowing individual banks to offer clients a level of responsiveness that is usually not associated with larger regional banks.

This unique blend of customer service, financial products and services, and technology provides the Company with a strong foundation for future growth as we expand into new markets.


Net Loans
In Thousands
2000
2001
2002
2003
2004

Expansion In Dynamic Urban Growth Markets

BancorpSouth remains committed to expanding our presence in urban markets that have the greatest potential

Net Income | In Thousands



2000 $74,396
2001 $98,463
2002 $112,018
2003 $131,134
2004 $110,620

for growth and revenue and are within, or contiguous to, our six-state footprint. Our location in the Mid-South positions us centrally within this dynamic region.

In 2004, the Company added to its existing presence in the greater Nashville, Tennessee, market through the acquisition of Premier Bancorp, Inc., of Brentwood. This merger provides the Company with a stronger presence in Williamson County, a county with the sixth-highest income per household in the United States. Additionally, the Nashville area is an attractive location for corporations and was named 2005's "Hottest City in America" by *Expansion Management* magazine.

The acquisition of The Business Bank of Baton Rouge provided BancorpSouth with a new banking entry into the Louisiana state capital. This merger allows BancorpSouth the ability to offer full-service banking, complementing our existing insurance capabilities through our subsidiary Wright & Percy Insurance, Louisiana's largest insurance agency.

The Company expanded its position in East Texas with the opening of a loan production office in Longview. BancorpSouth also opened new banking locations in Monroe and Shreveport, Louisiana; Birmingham, Alabama; Little Rock, Arkansas; and in the Gulfport, Hattiesburg, and Jackson, Mississippi, metropolitan markets.

Enhanced Customer Relationships Through Value-Added Services

Success in the financial services industry has traditionally been driven by understanding customer needs and providing solutions. While this basic marketing approach is still important today, BancorpSouth is increasingly moving to a more proactive approach to customer sales and services by anticipating needs rather than just reacting to them.

The Company utilizes advanced modeling technology which makes this predictive selling possible. In 2004, our Marketing Customer Information File (MCIF) system was upgraded to provide a greater level of demographic and lifestyle detail, allowing for more targeted and efficient customer marketing. Other initiatives are underway to provide frontline sales staff support systems to assist with their cross-selling efforts.

BancorpSouth continues to invest in technology to enhance our ability to cross-sell products, while providing extensive training and staff incentives to ensure that such efforts are successful. The Superior Techniques Assure Results (STAR) sales and service process remains central to these efforts.



Our expanded presence in Nashville, Tennessee, and other urban growth areas such as Baton Rouge, Louisiana, and Little Rock, Arkansas, demonstrates BancorpSouth's ongoing commitment to increasing our presence in urban growth markets.

BancorpSouth has invested in support functions that allow our associates to provide a uniform level of service and responsiveness no matter where customers choose to do business with us.



Shareholders' Equity

In Thousands



$789,576
$805,403
$868,906
$916,428
2000
2001
2002
2003
2004

Total Deposits In Thousands

These internal sales initiatives, combined with promotional efforts, helped the Company meet or exceed sales goals for all major 2004 focus product campaigns. Promotion of BancorpSouth's Equity Credit Line, an enhanced consumer line of home equity-based credit, continued in the first quarter, achieving 35% of the year's total growth during the campaign. The subsequent launch of our new Banking for Small Business account doubled new business account openings during the campaign period.


2000
$7,480,920
2001
$7,856,840
2002
$8,548,918
2003
$8,599,128
2004
$9,059,091

Adoption Of State-Of-The-Art Technology

Throughout its recent history, BancorpSouth has been quick to adopt technology which allows us to provide better service to our customers and, at the same time, enhance our operating efficiencies. This process continued in 2004, and plans were in place at year-end for centralization of our deposit operations and loan document imaging.

One of our most important advances in technology began in anticipation of the Check Clearing for the 21st Century Act (Check 21). Signed into law in 2004, Check 21 allows banks to exchange checks electronically, rather than transporting them physically as has been done since the advent of modern banking.

BancorpSouth began preparing for Check 21 well ahead of our competitors, and we are now one of only a handful of regional banks ready and fully prepared for Check 21 on a broad scale.

The Company is now well-positioned to realize the full potential of Check 21 and its significant cost savings through faster check clearing times, lower risk, greater fraud protection, and reduced paper handling costs. Just as one example, BancorpSouth has begun to install remote branch image capture systems. This technology allows branches to scan checks on site, rather than physically transporting checks to a central processing center.

Of course, the modernization of our industry will not end with checks. With that in mind, BancorpSouth has established the Payment Strategy Group to plan for the impact electronic data transfer will have on such products as debit and credit cards, business-to-business payments, home banking, and Automated Clearing House (ACH) services.

Diversification Of Products And Services

BancorpSouth's growth in noninterest revenue is a direct result of a deliberate strategy to diversify our revenue stream. This reduces our interest rate spread dependence and strengthens our customer relationships through the introduction of value-added financial products and services. As a direct result, the Company has broadened its sources of revenue, much like individual investors seeking to diversify their financial portfolios.



Diluted Net Income
per Share
$0.88
$1.19
$1.39
$1.68
2000
2001
2002
2003
2004

BancorpSouth's growth in the insurance sector is particularly noteworthy. Through a series of acquisitions, the Company's 2004 insurance revenues ranked in the top 25 nationally among banking operations. Our strategy has been to enter new markets through the acquisition of market-leading agencies, such as Stewart Sneed Hewes in Mississippi; Wright & Percy in Baton Rouge, Louisiana; and Ramsey, Krug, Farrell & Lensing in Little Rock, Arkansas. In addition to the cross-selling opportunities customers from the acquired businesses bring to BancorpSouth, our insurance business provides internal growth through sales to our existing base of banking customers.

Investment In Our Communities

Community investment is a priority for BancorpSouth. Our employees are encouraged to become involved in their respective communities through economic development activities, volunteer service, and related community activities.

As members of the financial services industry, however, perhaps the most rewarding type of community service is that which helps certain individuals improve their financial situation and outlook.

In 2004, BancorpSouth introduced a new "checkless" checking account geared toward people who might not otherwise qualify for mainstream banking services. With this account, payroll checks are direct-deposited into the accounts, replacing high-priced, check-cashing fees with a much lower monthly maintenance fee. Withdrawals are made electronically via an ATM card or branch withdrawal. In time, checkless checking customers can build a relationship with the bank and become eligible for standard checking accounts.

There are numerous examples of BancorpSouth's commitment to community service throughout our six-state area. One such notable endeavor is the Volunteer Income Tax Assistance (VITA) program initiated at the BancorpSouth headquarters in Tupelo, in partnership with the Tupelo Housing Authority, the Internal Revenue Service, and Lift, Inc., a community service agency. Free tax preparation services are offered to low and moderate-income community members who are unable to prepare their own taxes. Through the efforts of BancorpSouth volunteers, hundreds of Northeast Mississippi residents have been made aware of credits such as the Earned Income Tax Credit and Child Tax Credit.



Whether lending to big businesses, small businesses, or consumers, our high credit quality is a defining characteristic of BancorpSouth.

A Strong Footing For Long-Term Growth

BancorpSouth's diversified product and service offerings, along with our tradition of conservative lending and credit policies, have allowed the Company to grow in challenging economic times. As the economy shows signs of strengthening, we are even more confident in our long-term prospects for performance and growth.

We will continue to pursue a steady expansion of BancorpSouth through internal growth and acquisition, both in our existing states and contiguous markets. We will strengthen our customer relationships and revenues through noninterest products and services. We will continue to practice the same policies that have made strong credit quality a hallmark of our organization. But, most of all, we will operate BancorpSouth in a manner which honors the aspirations of our customers, the hard work of our employees, and the confidence of our shareholders.



Superior service to small businesses is a vital component of BancorpSouth's growth strategy. With the launch of our new Banking for Small Business account during 2004, the Company is directly addressing the needs of this important market segment.

In Memoriam
J.C. Whitehead 1921-2004



J.C. Whitehead's leadership and influence helped shape BancorpSouth into the regional banking company it is today.

Mr. Whitehead was pre-eminent among banking leaders in the 20th century in Mississippi. His career at Bank of Tupelo and Bank of Mississippi spanned four decades. He led our company from $20 million in assets to become Mississippi's first statewide banking organization with more than $1.5 billion in assets.

But J.C. Whitehead was about so much more than building a strong bank. He was about the economic development of the region – building strong communities, a better way of life for the people of the communities the bank served, and effective use of natural resources.

In his quiet, dignified manner he used his considerable personal influence to negotiate change. He chaired the Tupelo Charter Commission that reformatted Tupelo's government. That same influence helped change state law to allow statewide banking, to help build the Tennessee-Tombigbee Waterway, and to create opportunities throughout the BancorpSouth service area.

A businessman, a family man, a region builder, a cheerful volunteer, a community developer, a tree farmer – everything this man did was significant – but he lived his life and conducted himself personally as a most understated individual. While he seldom allowed himself to be "in the front row," those around him always knew that J.C. Whitehead was our leader, a gentle man who often reminded us that in the heat of battle, "Let us think about this in the cool of the evening."


Joplin
Springfield
Paducah
Bowling Green
Coffeyville
Bartlesville
West Plains
Clarksville
Cookville
Nashville
Huntingdon
Tulsa
Harrison
Dyersburg
Murfreesboro
Fayetteville
Muskogee
Jonesboro
Jackson
Cleveland
Chattanooga
Fort Smith
Memphis
Dalton
Conway
Florence
Huntsville
Decatur
Guntersville
Hot Springs
Little Rock
Oxford
Tupelo
Gadsden
Atoka
Grenada
Anniston
Birmingham
Camden
Greenwood
Columbus
Texarkana
Tuscaloosa
El Dorado
Louisville
Opelika
Monroe
Montgomery
Minden
Ruston
Rayville
Vicksburg
Forest
Meridian
Jackson
Brandon
Ft. Deposit
Longview
Shreveport
Grove Hill
Greenville
Dothan
Evergreen
Nacogdoches
Natchez
Hattiesburg
Alexandria
Mobile
Pensacola
Baton Rouge
Biloxi
Pascagoula
Panama
Lafayette
Lake Charles
Beaumont
New Orleans
Houma

BancorpSouth's Six-State Footprint

Financial Information 2004

Selected Financial Information

(Dollars in thousands, except per share amounts)	Year Ended December 31 2004	2003	2002	2001	2000
Earnings Summary:					
Interest revenue	**$ 497,629**	$ 526,911	$ 590,418	$ 660,475	$ 669,158
Interest expense	**163,837**	175,805	218,892	331,093	346,883
Net interest revenue	**333,792**	351,106	371,526	329,382	322,275
Provision for credit losses	**17,485**	25,130	29,411	22,259	26,166
Net interest revenue, after provision for credit losses	**316,307**	325,976	342,115	307,123	296,109
Noninterest revenue	**183,519**	190,086	124,826	127,998	87,970
Noninterest expense	**342,945**	322,594	304,985	289,318	271,742
Income before income taxes	**156,881**	193,468	161,956	145,803	112,337
Income tax expense	**46,261**	62,334	49,938	47,340	37,941
Net income	**$ 110,620**	$ 131,134	$ 112,018	$ 98,463	$ 74,396
Per Share Data:					
Net income: Basic	**$ 1.44**	$ 1.69	$ 1.40	$ 1.19	$ 0.88
Diluted	**1.43**	1.68	1.39	1.19	0.88
Cash dividends	**0.73**	0.66	0.61	0.57	0.53
Book value	**11.74**	11.15	10.40	9.92	9.39
Balance Sheet – Year-End Balances:					
Total assets	**$10,848,193**	$10,305,035	$10,189,247	$9,395,429	$9,044,034
Total securities	**2,988,407**	3,081,681	2,835,547	2,193,654	2,046,529
Loans, net of unearned discount	**6,836,698**	6,233,067	6,389,385	6,073,200	6,095,315
Total deposits	**9,059,091**	8,599,128	8,548,918	7,856,840	7,480,920
Long-term debt	**141,094**	138,498	139,757	140,939	152,049
Total shareholders' equity	**916,428**	868,906	807,823	805,403	789,576
Selected Ratios:					
Return on average assets	**1.05%**	1.28%	1.13%	1.06%	0.85%
Return on average equity	**12.67%**	15.50%	13.81%	12.36%	9.76%

Summary of Quarterly Results

(In thousands, except per share amounts)	Quarter Ended Mar 31	June 30	Sept 30	Dec 31
2004				
Interest revenue	**$ 123,186**	**$ 123,683**	**$ 124,506**	**$ 126,255**
Net interest revenue	**83,482**	**83,684**	**82,958**	**83,668**
Provision for credit losses	**4,015**	**4,835**	**3,530**	**5,104**
Income before income taxes	**39,501**	**46,234**	**36,775**	**34,372**
Net income	**27,165**	**31,273**	**27,588**	**24,594**
Earnings per share: Basic	**0.35**	**0.41**	**0.36**	**0.32**
Diluted	**0.35**	**0.40**	**0.36**	**0.32**
Dividends per share	**0.18**	**0.18**	**0.18**	**0.19**
2003				
Interest revenue	$ 137,682	$ 133,194	$ 129,812	$ 126,223
Net interest revenue	90,144	87,069	87,808	86,085
Provision for credit losses	6,522	6,472	4,664	7,472
Income before income taxes	59,015	42,179	50,413	41,861
Net income	39,148	29,241	33,874	28,870
Earnings per share: Basic	0.51	0.38	0.43	0.37
Diluted	0.50	0.37	0.43	0.37
Dividends per share	0.16	0.16	0.16	0.18
2002				
Interest revenue	$ 149,547	$ 148,825	$ 147,508	$ 144,538
Net interest revenue	92,429	94,083	92,622	92,392
Provision for credit losses	6,760	7,215	8,208	7,228
Income before income taxes	43,427	45,112	37,948	35,469
Net income	29,398	30,927	26,072	25,621
Earnings per share: Basic	0.36	0.38	0.33	0.33
Diluted	0.36	0.38	0.33	0.33
Dividends per share	0.15	0.15	0.15	0.16

Stock Prices and Dividends

The common stock of BancorpSouth, Inc. (the "Company") trades on the New York Stock Exchange under the symbol BXS. The following table sets forth, for the periods indicated, the range of sales prices of the Company's common stock as reported on the New York Stock Exchange. The Company had 8,785 shareholders of record as of February 22, 2005.

Year	Quarter	High	Low	Cash Dividends Declared Per Share
2004	**First**	**$ 24.09**	**$ 21.30**	**$ 0.18**
	Second	**23.00**	**19.35**	**0.18**
	Third	**23.50**	**20.48**	**0.18**
	Fourth	**25.25**	**22.85**	**0.19**
2003	First	$ 20.30	$ 17.50	$ 0.16
	Second	22.76	18.31	0.16
	Third	22.23	20.29	0.16
	Fourth	24.50	21.92	0.18

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The Company is a regional financial holding company with approximately $10.8 billion in assets and is headquartered in Tupelo, Mississippi. BancorpSouth Bank (the "Bank"), the Company's wholly-owned banking subsidiary, has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas and Louisiana. The Bank and its consumer finance, credit insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices.

Management's discussion and analysis provides a narrative discussion of the Company's financial condition and results of operations for the previous three years. For a complete understanding of the following discussion, you should refer to the Consolidated Financial Statements and related Notes presented elsewhere in this Annual Report. This discussion and analysis is based on reported financial information, and certain amounts for prior years have been reclassified to conform with the current financial statement presentation. The information that follows is provided to enhance comparability of financial information between years and to provide a better understanding of the Company's operations.

As a financial holding company, the financial condition and operating results of the Company are heavily influenced by economic trends nationally and in the specific markets in which the Company's subsidiaries provide financial services. Most of the revenue of the Company is derived from the operation of its principal operating subsidiary, the Bank. The financial condition and operating results of the Bank are affected by the level and volatility of interest rates on loans, investment securities, deposits and other borrowed funds, and the impact of economic downturns on loan demand and creditworthiness of existing borrowers. The financial services industry itself is highly competitive and heavily regulated. The Company's success depends on its ability to compete aggressively within its markets while maintaining sufficient asset quality and cost controls to generate net income.

The table below summarizes the Company's net income, net income per share, return on average assets and return on average shareholders' equity for the years ended December 31, 2004, 2003 and 2002. These amounts and ratios are key indicators of the Company's financial performance.

(Dollars in thousands, except per share amounts)		2004	% Change	2003	% Change	2002
Net income		**$110,620**	**(15.6%)**	$131,134	17.1%	$112,018
Net income per share:	Basic	**$ 1.44**	**(14.8%)**	$ 1.69	20.7%	$ 1.40
	Diluted	**$ 1.43**	**(14.9%)**	$ 1.68	20.9%	$ 1.39
Return on average assets		**1.05%**	**(18.0%)**	1.28%	13.3%	1.13%
Return on average shareholders' equity		**12.67%**	**(18.3%)**	15.50%	12.2%	13.81%

The decline in the Company's net income for 2004 when compared to 2003 and 2002 is primarily attributable to the decline in its net interest revenue. The primary source of revenue for the Company is the amount of net interest revenue earned by the Bank. Net interest revenue is the difference between interest earned on loans and investments and interest paid on deposits and other obligations. The Company's net interest revenue has continued to be negatively impacted by the historically low interest rates of the current interest rate cycle as well as the absence of significant loan demand. The Company has been unable to completely offset the decline in asset yields with reduced funding costs in the low interest rate environment that was present during the majority of 2004. In recent years, however, the Company has taken steps to diversify its revenue stream by increasing the amount of revenue received from mortgage lending operations, insurance agency activities, brokerage and securities activities and other activities that generate fee income. Management believes this diversification is important to reduce the impact of fluctuations in net interest revenue on the overall operating results of the Company. While these diversification efforts have been successful in certain areas, the decrease in revenue from our mortgage lending activities for 2004 and the significant gains on securities sold in 2003 which did not recur in 2004 combined to reduce noninterest revenue for 2004 to $183.5 million, down from $190.0 million for 2003.

Net income for 2004 was $110.6 million, or $1.43 per diluted share, compared with $131.1 million, or $1.68 per diluted share, for 2003 and $112.0 million, or $1.39 per diluted share, for 2002. Net interest revenue for 2004 was $333.8 million, compared to $351.1 million for 2003 and $371.5 million for 2002. Net interest revenue is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. The Company continued to reinvest by expanding its branch and ATM networks while systems and operational consolidation efforts continued. The Company also completed acquisitions of Premier Bancorp, Inc. and Business Holding Corporation on December 31, 2004. Pursuant to the mergers, the banking subsidiaries of these two bank holding companies, Premier Bank of Brentwood and The Business Bank of Baton Rouge, merged into the Bank. Noninterest revenue for 2004 was $183.5 million, a decrease of 3.5% when compared to $190.1 million for 2003. Noninterest revenue increased to 55.0% of net interest revenue for 2004, up from 54.1% for 2003. Noninterest expense for 2004 was $342.9 million, an increase of 6.3% from $322.6 million for 2003. The major components of net income are discussed in more detail in the various headings that follow.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to Consolidated Financial Statements). The Company believes that its determination of the allowance for credit losses, the valuation of mortgage servicing rights and the estimation of pension and other post retirement benefit amounts involve a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

Allowance for Credit Losses

The allowance for credit losses is established through the provision for credit losses, which is a charge against earnings. Provisions for credit losses are made to reserve for estimated probable losses on loans. The allowance for credit losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower's ability to pay. In determining an adequate allowance for credit losses, management makes numerous assumptions, estimates and assessments. The use of different estimates or assumptions could produce different provisions for credit losses. At the end of 2004, the allowance for credit losses was $91.7 million, representing 1.34% of loans at year-end.

Mortgage Servicing Rights

The Company recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights ("MSRs"). MSRs are capitalized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan is sold. MSRs are carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. The MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The need for and the amount of valuation allowance to reflect the carrying value of MSRs at the lower of cost or fair value is a significant estimate and, if determined necessary, is reflected as a charge against mortgage lending revenue. In determining the fair value of capitalized mortgage servicing rights, the Company utilizes the expertise of an independent third party. Utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand, an estimate of the fair value of the Company's capitalized mortgage servicing rights is performed by the independent third party and reviewed by management. The use of different estimates or assumptions could produce different fair values. Periodically, the Company reviews the stratification of loans in its servicing portfolio in conjunction with its valuation. The Company does not hedge the value of capitalized mortgage servicing rights and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in changing interest rate environments. At December 31, 2004, the Company's mortgage servicing asset was $34.5 million, net of impairment of $11.5 million.

Pension and Postretirement Benefits

Accounting for pension and other postretirement benefit amounts is another area where the accounting guidance requires management to make various assumptions in order to appropriately value any related asset or liability. Estimates made to determine pension related assets and liabilities include actuarial assumptions, expected long-term rate of return on plan assets, rate of compensation increase for participants and discount rate. Estimates made to determine asset and liability amounts for other postretirement benefits include actuarial assumptions and a discount rate. Changes in these assumptions could impact earnings. For example, lower expected long-term rates of return on plan assets could negatively impact earnings, as would lower estimated discount rates or higher rates of compensation increase. We utilize the expertise of an independent third party to perform actuarial calculations related to the pension and other postretirement plans. In estimating the projected benefit obligation, actuaries must make assumptions about such factors as mortality rate, turnover rate, retirement rate, disability rate and the rate of compensation increases. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company calculates the expected return on plan assets each year based on the balance in the pension asset portfolio at the beginning of the year and the expected long-term rate of return on that portfolio. In determining the reasonableness of the expected rate of return, a variety of factors are considered including the actual return earned on plan assets, historical rates of return on the various asset classes of which the plan portfolio is comprised and current/prospective capital market conditions and economic forecasts. The Company used an expected rate of return of 8% on plan assets for 2004 and 2003 and 9% in 2002. The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. It is an assumption that reflects the rates available on long-term high-quality fixed-income debt instruments and is reset annually on the measurement date of each year. The Company lowered the discount rate used in 2004 to 6.00% from 6.25% in 2003 and 6.75% in 2002.

RESULTS OF OPERATIONS

Net Interest Revenue

Net interest revenue decreased 4.9% to $333.8 million in 2004 from $351.1 million in 2003, which represented a decrease of 5.5% from $371.5 million in 2002. The decline in net interest revenue for 2004 primarily reflects the Company's inability to reduce funding costs enough to offset falling asset yields. Net interest revenue is the difference between interest revenue earned from earning assets such as loans, leases and securities, and interest expense paid on liabilities such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to fully taxable equivalent amounts, using an effective tax rate of 35%.

Interest revenue decreased 5.6% to $507.0 million in 2004 from $537.0 million in 2003, which represented a decrease of 10.8% from $602.1 million in 2002. While average interest earning assets increased 2.5% to $9.8 billion in 2004, this increase in the amount of interest earning assets was more than offset by a decrease of 44 basis points in the yield of those assets to 5.20% in 2004, resulting in a decrease in interest revenue. The decrease in interest revenue in 2003 was attributable to a 3.1% increase in average interest earning assets to $9.5 billion in 2003 with this increase more than offset by a decrease of 88 basis points in the yield of those assets to 5.64% in 2003. The decrease in interest revenue in 2002 was attributable to a 6.7% increase in average interest earning assets to $9.2 billion during 2002 with this increase more than offset by a 125 basis point decline in the yield of those assets to 6.52%.

Interest expense decreased 6.8% to $163.8 million in 2004 from $175.8 million in 2003, which represented a decrease of 19.7% from $218.9 million in 2002. While average interest bearing liabilities increased 2.1% to $8.3 billion in 2004, this increase in the amount of interest bearing liabilities was more than offset by a decrease of 19 basis points in the average rate paid on those liabilities to 1.98% in 2004. While interest bearing liabilities increased 2.5% to $8.1 billion during 2003, interest expense in 2003 decreased due to a 60 basis point decline in the average rate paid on those liabilities to 2.17%. The decrease in interest expense during 2002 was attributable to the 7.6% increase in average interest bearing liabilities, to $7.9 billion in 2002, being more than offset by a decrease of 175 basis points in average rates paid on those liabilities to 2.77%.

The relative performance of the Company's lending and deposit-raising functions is frequently measured by two calculations – net interest margin and net interest rate spread. Net interest margin is determined by dividing fully-taxable equivalent net interest revenue by average earning assets. Net interest rate spread is the difference between the average fully-taxable equivalent yield earned on interest earning assets and the average rate paid on interest bearing liabilities. Net interest margin is generally greater than the net interest rate spread due to the additional income earned on those assets funded by noninterest bearing liabilities, or free funding, such as noninterest bearing demand deposits and shareholders' equity.

Net interest margin for 2004 was 3.52%, a decrease of 28 basis points from 3.80% for 2003, which represented a decrease of 35 basis points from 4.15% for 2002. Net interest rate spread for 2004 was 3.22%, a decrease of 25 basis points from 3.47% for 2003, which represented a decrease of 28 basis points from 3.75% for 2002. The decrease in net interest margin and net interest rate spread in 2004 and 2003 was primarily due to the larger decline in earning asset yield relative to the decline in funding cost. In both 2004 and 2003, the earning asset yield decrease was a result of reduced loan activity and a lower yielding investment portfolio. While an increase in loans was noticed during the last six months of 2004, the absence of significant loan growth during 2004 and 2003 is attributable to competitive factors and the economic environment in both the Company's regional market and the national market. With decreased demand for loans, the Company invested in various securities that traditionally provide lower yields than loans, and due to the lower prevailing interest rates during the majority of 2004 and 2003, proceeds from maturing securities were typically reinvested at lower yields than the maturing securities were earning. The increase in net interest margin and net interest spread in 2002 was primarily due to the Company's ability to offset the decline in asset yield by a larger decrease in funding cost. Short-term interest rates set by the Federal Reserve were unchanged from December 2001 until November 2002. Because the Company was asset sensitive in the short-term, many of its interest earning assets had repriced to the prevailing interest rates by the end of 2001, while the opportunity to reprice many of its interest bearing liabilities to a lower interest rate occurred during 2002.

The Company experienced growth in average interest earning assets and average interest bearing liabilities during the three years ended December 31, 2004. Average interest earning assets increased 2.5% during 2004, 3.1% during 2003 and 6.7% during 2002. The asset growth was paced by increases in the Company's securities portfolios as economic conditions and competition limited loan growth during 2004 and 2003. Average interest bearing liabilities increased 2.1% during 2004, 2.5% during 2003 and 7.6% during 2002 due to increases in the Company's deposits and short-term borrowings.

The following table presents average interest earning assets, average interest bearing liabilities, net interest income, net interest margin and net interest rate spread for the three years ended December 31, 2004. Each of the measures is reported on a fully-taxable equivalent basis.

(Taxable equivalent basis) (Dollars in thousands)	2004 Average Balance	2004 Interest	2004 Yield/ Rate	2003 Average Balance	2003 Interest	2003 Yield/ Rate	2002 Average Balance	2002 Interest	2002 Yield/ Rate
ASSETS									
Loans (net of unearned income)[1][2]	**$ 6,387,656**	**$376,145**	**5.89%**	$ 6,276,806	$401,500	6.40%	$6,283,798	$449,610	7.16%
Loans held for sale	**63,405**	**2,401**	**3.79%**	65,624	3,234	4.93%	58,884	3,371	5.72%
Held-to-maturity securities:									
Taxable	**1,213,525**	**45,735**	**3.77%**	1,130,833	46,319	4.10%	998,800	55,091	5.52%
Non-taxable[3]	**146,103**	**10,466**	**7.16%**	164,762	12,455	7.56%	194,089	14,905	7.68%
Available-for-sale securities:									
Taxable	**1,665,605**	**60,192**	**3.61%**	1,412,151	54,426	3.85%	1,160,733	54,066	4.66%
Non-taxable[4]	**152,018**	**10,162**	**6.69%**	191,589	12,108	6.32%	199,218	13,287	6.67%
Federal funds sold, securities purchased under agreement to resell and short-term investments	**122,236**	**1,849**	**1.51%**	275,243	6,935	2.52%	337,093	11,810	3.50%
Total interest earning assets and revenue	**9,750,548**	**506,950**	**5.20%**	9,517,008	536,977	5.64%	9,232,615	602,140	6.52%
Other assets	**895,873**			810,463			735,800		
Less: allowance for credit losses	**(91,288)**			(90,699)			(86,247)		
Total	**$10,555,133**			$10,236,772			$9,882,168		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand – interest bearing	**$ 2,673,026**	**$ 24,193**	**0.91%**	$ 2,478,188	$ 24,186	0.98%	$2,338,775	$ 35,756	1.53%
Savings	**782,031**	**5,659**	**0.72%**	799,861	7,074	0.88%	852,694	12,689	1.49%
Other time	**4,063,173**	**109,282**	**2.69%**	4,074,487	117,761	2.89%	3,991,757	140,085	3.51%
Federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings	**479,129**	**6,003**	**1.25%**	475,391	8,290	1.74%	457,347	12,574	2.75%
Junior subordinated debt securities	**128,866**	**10,503**	**8.15%**	125,011	10,188	8.15%	114,726	9,423	8.21%
Long-term debt	**137,354**	**8,197**	**5.97%**	139,082	8,306	5.97%	140,085	8,366	5.97%
Total interest bearing liabilities and expense	**8,263,579**	**163,837**	**1.98%**	8,092,020	175,805	2.17%	7,895,384	218,893	2.77%
Demand deposits – noninterest bearing	**1,298,290**			1,180,579			1,064,218		
Other liabilities	**120,000**			118,274			111,673		
Total liabilities	**9,681,869**			9,390,873			9,071,275		
Shareholders' equity	**873,264**			845,899			810,893		
Total	**$10,555,133**			$10,236,772			$9,882,168		
Net interest revenue		**$343,113**			$361,172			$383,247	
Net interest margin			**3.52%**			3.80%			4.15%
Net interest rate spread			**3.22%**			3.47%			3.75%
Interest bearing liabilities to interest earning assets			**84.75%**			85.03%			85.52%

[1] Excludes taxable equivalent adjustment to interest of $2,112,000, $1,469,000 and $1,854.000 in 2004, 2003 and 2002, respectively, using an effective tax rate of 35%.

[2] Non-accrual loans are included in Loans (net of unearned income).

[3] Includes taxable equivalent adjustments to interest of $3,662,000, $4,359,000 and $5,217,000 in 2004, 2003 and 2002, respectively, using an effective tax rate of 35%.

[4] Includes taxable equivalent adjustment to interest of $3,557,000, $4,238,000 and $4,651,000 in 2004, 2003 and 2002, respectively, using an effective tax rate of 35%.

Net interest revenue may also be analyzed by segregating the rate and volume components of interest revenue and interest expense. The table that follows presents an analysis of rate and volume change in net interest revenue from 2003 to 2004 and from 2002 to 2003. Changes that are not solely due to volume or rate have been allocated to volume.

	2004 Over 2003 – Increase (Decrease)			2003 Over 2002 – Increase (Decrease)		
(Taxable equivalent basis) (In thousands)	Volume	Rate	Total	Volume	Rate	Total
INTEREST REVENUE						
Loans (net of unearned income)	$ 6,528	($31,883)	($25,355)	($ 447)	($47,663)	($ 48,110)
Loans held for sale	(84)	(749)	(833)	332	(469)	(137)
Held-to-maturity securities:						
Taxable	3,116	(3,700)	(584)	5,408	(14,180)	(8,772)
Non-taxable	(1,337)	(652)	(1,989)	(2,217)	(233)	(2,450)
Available-for-sale securities:						
Taxable	9,159	(3,393)	5,766	9,690	(9,330)	360
Non-taxable	(2,664)	718	(1,946)	(482)	(697)	(1,179)
Federal funds sold, securities purchased under agreement to resell and short-term investments	(2,314)	(2,772)	(5,086)	(1,558)	(3,317)	(4,875)
Total	12,404	(42,431)	(30,027)	10,726	(75,889)	(65,163)
INTEREST EXPENSE						
Demand – interest bearing	1,763	(1,756)	7	1,361	(12,931)	(11,570)
Savings	(129)	(1,286)	(1,415)	(467)	(5,148)	(5,615)
Other time	(304)	(8,175)	(8,479)	2,391	(24,715)	(22,324)
Federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings	47	(2,334)	(2,287)	315	(4,599)	(4,284)
Junior subordinated debt securities	315	-	315	838	(73)	765
Long-term debt	(103)	(6)	(109)	(60)	-	(60)
Total	1,589	(13,557)	(11,968)	4,378	(47,466)	(43,088)
Total increase (decrease)	$10,815	($28,874)	($18,059)	$ 6,348	($28,423)	($ 22,075)

Interest Rate Sensitivity

The interest rate sensitivity gap is the difference between the maturity or repricing opportunities of interest sensitive assets and interest sensitive liabilities for a given period of time. A prime objective of asset/liability management is to maximize net interest margin while maintaining a reasonable mix of interest sensitive assets and liabilities. The following table presents the Company's interest rate sensitivity at December 31, 2004.

(In thousands)	0 to 90 Days	91 Days to 1 Year	Over 1 Year to 5 Years	Over 5 Years
	Interest Rate Sensitivity ◦ Maturing or Repricing			
Interest earning assets:				
Interest bearing deposits with banks	$ 6,687	$ -	$ -	$ -
Federal funds sold and securities purchased under agreement to resell	27,414	-	-	-
Held-to-maturity securities	86,878	151,954	718,242	317,846
Available-for-sale and trading securities	141,643	173,209	940,194	458,441
Loans, net of unearned discount	3,658,505	1,168,822	1,903,469	105,902
Loans held for sale	85,225	-	-	-
Total interest earning assets	4,006,352	1,493,985	3,561,905	882,189
Interest bearing liabilities:				
Interest bearing demand deposits and savings	3,517,524	-	-	-
Other time deposits	1,079,124	1,387,902	1,630,370	2,104
Federal funds purchased and securities sold under agreement to repurchase and other short-term borrowings	466,408	2,000	-	-
Long-term debt and junior subordinated debt securities	405	1,254	58,092	219,488
Other	178	167	774	91
Total interest bearing liabilities	5,063,639	1,391,323	1,689,236	221,683
Interest rate sensitivity gap	($1,057,287)	$ 102,662	$1,872,669	$ 660,506
Cumulative interest sensitivity gap	($1,057,287)	($ 954,625)	$ 918,044	$1,578,550

In the event interest rates decline after 2004, based on this interest rate sensitivity gap, it is likely that the Company would experience a slightly positive effect on net interest revenue in the following one year period, as the cost of funds will decrease at a more rapid rate than interest revenue on interest earning assets. Conversely, in periods of increasing interest rates, based on this interest rate sensitivity gap, the Company would likely experience decreased net interest revenue in the following one year period. It should be noted that the balances shown in the table above are for a specific point in time and may not be reflective of positions at other times during the year or in subsequent periods. Allocations to specific interest rate sensitivity periods are based on the earlier of maturity or repricing dates.

Provisions for Credit Losses and Allowance for Credit Losses

The provision for credit losses is the annual cost of providing an allowance or reserve for estimated probable losses on loans. The Company employs a systematic methodology for determining its allowance for credit losses that considers both qualitative and quantitative factors and requires that management make material estimates and assumptions that are particularly susceptible to significant change. Some of the quantitative factors considered by the Company include loan growth, changes in nonperforming and past due loans, historical loan loss experience, delinquencies, management's assessment of loan portfolio quality, the value of collateral and concentrations of loans to specific borrowers or industries. Some of the qualitative factors that the Company considers include existing general economic conditions and the inherent risks of individual loans.

The allowance for credit losses is based principally upon the Company's loan classification system, delinquencies and historic loss rates. The Company has a disciplined approach for assigning credit ratings and classifications to individual credits. Each credit is assigned a grade by the appropriate loan officer, which serves as a basis for the credit analysis of the entire portfolio. The assigned grade reflects the borrower's creditworthiness, collateral values, cash flows and other factors. An independent loan review department is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance. The work of the loan review department is supplemented by governmental regulatory agencies during their periodic examinations of the Bank. This provides an additional independent level of review. The loss factors assigned to each classification are based upon the attributes of the loans typically assigned to each grade (such as loan to collateral values and borrower creditworthiness). Management periodically reviews the loss factors assigned in light of the general economic environment and overall condition of the loan portfolio and modifies the loss factors assigned to each classification as it deems appropriate. The overall allowance generally includes a component representing the results of other analyses intended to ensure that the allowance is adequate to cover other probable losses inherent in the portfolio. This component considers analyses of changes in credit risk resulting from the differing underwriting criteria in acquired loan portfolios, industry concentrations, changes in the mix of loans originated, overall credit criteria and other economic indicators.

The provision for credit losses, the allowance for credit losses as a percentage of loans outstanding at the end of 2004, 2003 and 2002 and net charge-offs for those years are shown in the following table:

(Dollars in thousands)	2004	2003	2002
Provision for credit losses	**$17,485**	$25,130	$29,411
Allowance for credit losses as a percentage of loans outstanding at year-end	**1.34%**	1.48%	1.38%
Net charge-offs	**$19,553**	$20,893	$25,915
Net charge-offs as a percentage of average loans	**0.31%**	0.33%	0.41%

The provision for credit losses for 2004 decreased 30.4% from the provision for 2003. The decrease in the provision for credit losses in 2004 as compared to 2003 is reflective of the improvement in the credit quality of our loan portfolio combined with the decreased level of charge offs in 2004 compared to 2003, which were $19.6 million in 2004 compared to $20.9 million in 2003. The provision for credit losses for 2003 decreased 14.6% from the provision for credit losses for 2002. This decrease is primarily reflective of the decreased level of charge-offs in 2003 versus 2002, which were $20.9 million in 2003 compared to $25.9 million in 2002, and the impact of economic conditions limiting loan demand during 2003. Non-performing assets include non-accrual loans, loans more than 90 days past due, restructured loans and foreclosed real estate. These assets serve as one indication of the quality of the Company's loan portfolio. Non-performing assets totaled $48.7 million at December 31, 2004, compared to $66.4 million at December 31, 2003 and $58.6 million at December 31, 2002. The level of the Company's non-performing assets in 2004 reflects the improvement in the credit quality of the Company's loans at December 31, 2004. The level of the Company's non-performing assets in 2003 and 2002 reflected the general slow down in the overall economy of the region serviced by the Company.

For more information on nonperforming assets, see "Financial Condition – Loans."

Noninterest Revenue

The components of noninterest revenue for the years ended December 31, 2004, 2003 and 2002 and the percentage change from the prior year are shown in the following table:

	2004		2003		2002	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage lending	**$ 11,593**	**(50.1)%**	$ 23,252	824.5%	$ 2,515	(77.5)%
Service charges	**61,873**	**(0.0)**	61,899	25.7	49,249	15.2
Life insurance premiums	**1,765**	**(45.8)**	3,255	(25.0)	4,340	(4.2)
Trust income	**7,698**	**6.7**	7,214	2.7	7,021	1.3
Securities (losses) gains, net	**(661)**	**(104.8)**	13,837	152.2	5,486	(48.6)
Insurance commissions	**56,338**	**41.7**	39,749	68.4	23,604	15.6
Other	**44,913**	**9.9**	40,880	25.4	32,611	3.5
Total noninterest revenue	**$183,519**	**(3.5)%**	$ 190,086	52.3%	$ 124,826	(2.5)%

The Company's revenue from mortgage lending typically fluctuates as mortgage interest rates change and is primarily attributable to two activities, origination of new mortgage loans and servicing mortgage loans. The Company's normal practice is to generate mortgage loans, sell them in the secondary market and retain the MSRs to the loans sold.

The mortgage origination process generates loan origination fees and net gains or losses from the sale of the mortgage loans originated, which is also referred to as secondary marketing. These activities produced revenue of $7.0 million, $19.1 million and $16.6 million for 2004, 2003 and 2002, respectively. Of the revenue from the origination process, the sale of mortgage loans resulted in a net loss of $1.8 million for 2004, a net gain of $1.9 million for 2003 and a net gain of $1.2 million for 2002. Historically, origination volumes have varied as mortgage interest rates have changed. Rising mortgage interest rates generally have resulted in a decrease in the volume of originations, while falling mortgage interest rates generally have resulted in an increased volume of originations. The Company originated mortgage loans totaling $576 million during 2004, $1.2 billion during 2003 and $1.0 billion during 2002. The decrease of mortgage loans originated in 2004 reflects the historically low mortgage loan interest rates during 2003 that resulted in record levels of mortgage loan originations for the Company in 2003.

Revenue from the servicing process includes fees from the actual servicing of loans and the recognition of changes in the valuation of the Company's MSRs. MSRs are carried as an asset at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are amortized in proportion to, and over the period of, the estimated net servicing income. This amortization is recognized as a reduction of servicing revenue. MSRs are also periodically evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to servicing revenue. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance may be recorded as an increase to servicing revenue.

The Company does not hedge the value of its MSRs and is susceptible to significant fluctuations in its value in changing interest rate environments. When mortgage interest rates decline, refinancing of home mortgages typically accelerates and the value of the Company's MSRs typically declines as the expected lives of the underlying mortgages shorten. When mortgage interest rates are rising, refinancing of home mortgages typically decline and the value of the Company's MSRs typically increases as the expected lives of the underlying mortgages lengthen. The servicing process generated revenues of $4.6 million and $4.1 million in 2004 and 2003, respectively, and losses of $14.1 million for 2002. The fluctuation in servicing revenue is primarily due to changes in the valuation of capitalized MSRs. For impairment testing of MSRs, additional strata or risk groupings based on interest rates were added in 2004 to better reflect the current mix of loans in the servicing portfolio. The addition of these strata had no material impact on the impairment calculation at year-end. Changing mortgage interest rates in 2004, 2003 and 2002 resulted in an impairment recovery of $5.1 million and $5.7 million in 2004 and 2003, respectively, and an impairment expense of $16.0 million in 2002.

The following is a tabular presentation of the Company's mortgage lending operation for 2004, 2003 and 2002.

	2004		2003		2002	
(Dollars in thousands)	**Amount**	**% Change**	**Amount**	**% Change**	**Amount**	**% Change**
Origination revenue	**$ 7,004**	**(63.4%)**	$19,126	15.2%	$16,605	27.6%
Servicing:						
Servicing revenue	**(525)**	**(66.0%)**	(1,545)	(180.0%)	1,931	(36.5%)
Impairment recovery (expense)	**5,114**	**(9.8%)**	5,671	135.4%	(16,021)	229.7%
Total	**4,589**	**11.2%**	4,126	129.3%	(14,090)	674.2%
Mortgage revenue	**$11,593**	**(50.1%)**	$23,252	824.5%	$ 2,515	(77.5%)
(Dollars in millions)						
Origination volume	**$ 576**	**(51.8%)**	$ 1,196	18.2%	$ 1,012	22.8%
Mortgage loans serviced at year-end	**$ 2,775**	**(2.2%)**	$ 2,836	2.3%	$ 2,771	9.9%

Although total deposits increased, service charges on deposit accounts remained relatively stable in 2004 as a result of a growth in accounts without the service charge feature. The 2003 and 2002 increases were the result of higher volumes of items processed, growth in the number of deposit accounts, rate increases and expansion of overdraft privileges to depositors. Life insurance premium revenue decreased 45.8% in 2004 after having decreased 25.0% and 4.2% in 2003 and 2002, respectively. The decrease in 2004 is due to a reduced emphasis on selling credit life insurance products and the Company expects this trend of declining life insurance premium revenue to continue. Trust income increased 6.7% in 2004, 2.7% in 2003 and 1.3% in 2002 as a result of increases in the value of assets under care (either managed or in custody). Net securities losses of $661,000 were recorded in 2004, while gains of $13.8 million and $5.5 million were recorded in 2003 and 2002, respectively. These amounts reflect the sales of securities from the available-for-sale portfolio and certain securities that were within three months of maturity or had been downgraded below management's investment policy thresholds from the held-to-maturity portfolio. The security losses in 2004 include a $1.5 million other-than-temporary impairment charge for certain investments in Fannie Mae and Freddie Mac preferred stock. The security gains in 2003 were primarily a result of the sale of approximately $720 million in intermediate term securities pursuant to the Company's efforts to manage the interest rate sensitivity of the Company's assets and liabilities.

Revenue from insurance commissions is an area where the Company made significant strides during 2004 and 2003 in its plan to diversify the Company's revenue through noninterest revenue products. The acquisition of two insurance agencies during 2003 added approximately $30.8 million and $14.7 million in property and casualty insurance commission revenue in 2004 and 2003, respectively. The Company plans to continue to expand the products and services offered by its insurance agencies. The increases in other noninterest revenue in 2004, 2003 and 2002 were primarily attributable to fees generated from brokerage activities as well as increased customer account analysis charges and debit card net interchange fees. Other noninterest revenue included gains of $2.9 million, $2.9 million and $2.7 million in 2004, 2003 and 2002, respectively, from the sales of student loans originated by the Company. Other noninterest revenue in 2004 also included $3.15 million in insurance proceeds as partial reimbursement for prior litigation settlements and related costs and expenses.

Noninterest Expense

The components of noninterest expense for the years ended December 31, 2004, 2003 and 2002 and the percentage change from the prior year are shown in the following table:

	2004		2003		2002	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	**$198,692**	**9.3%**	$181,810	11.1%	$163,691	9.4%
Occupancy, net	**24,953**	**8.6**	22,973	6.1	21,658	5.5
Equipment	**21,815**	**(6.8)**	23,411	(6.2)	24,962	(6.9)
Telecommunications	**7,033**	**(5.9)**	7,477	(4.5)	7,827	(10.0)
Other	**90,452**	**4.1**	86,923	0.1	86,847	3.9
Total noninterest expense	**$342,945**	**6.3%**	$322,594	5.8%	$304,985	5.4%

Salaries and employee benefits expense for 2004, 2003 and 2002 increased due to increases in incentive payments (especially commission based), salary increases, increases in the cost of employee heath care benefits, salaries and commissions of employees of the two insurance agencies acquired during 2003 and the hiring of employees to staff the banking locations added during those years. Pension plan costs, a component of salaries and employee benefits expense, decreased slightly to $6.5 million in 2004 compared to $6.7 million in 2003 which was an increase over $4.3 million in 2002. The 2003 and 2004 level of pension plan costs is primarily reflective of the reduction of the expected return on plan assets in the Company's assumptions used to calculate pension plan cost. Occupancy expense increased in 2004, 2003 and 2002 principally as a result of additional branch offices, other bank buildings and the insurance agency acquisitions previously discussed. Equipment expense and telecommunications expense reflected decreases in 2004, 2003 and 2002 in response to the Company's continuing focus on controlling expenses.

Included in other noninterest expense in 2002 was $3.2 million reserved in the fourth quarter of 2002 to settle certain litigation against certain of the Company's subsidiaries, of which $0.4 million of this accrual was reversed in the second quarter of 2003. In addition, in the fourth quarter of 2002, the Company's net income was reduced by $1.8 million due to charges related to loan system conversion matters. The other components of other noninterest expense reflect normal increases and general inflation in the cost of services and supplies purchased by the Company during 2004, 2003 and 2002.

Income Taxes

Income tax expense was $46.3 million in 2004, $62.3 million in 2003 and $49.9 million in 2002. Income tax expense for each year fluctuated based on pretax income. The effective tax rate for 2004 was 29.5% compared to 32.2% in 2003 and 30.8% in 2002. The Company's effective tax rate decreased in 2004 primarily as a result of the reversal of a previously recorded tax contingency of approximately $1.5 million and the receipt of approximately $550,000 in state tax refunds. The previously recorded tax contingency was determined to be no longer necessary. The state tax refund resulted from the filing of an amended return. The Company's effective tax rate increased in 2003 principally as a result of a reduction in tax-exempt revenue on securities in the Company's investment portfolio. Details of the deferred tax assets and liabilities are included in Note 12 to Consolidated Financial Statements.

FINANCIAL CONDITION

Loans

The Bank's loan portfolio represents the largest single component of the Company's earning asset base, comprising 65.5% of average earning assets during 2004. The following table indicates the average loans, year-end balances of the loan portfolio and the percentage increases for the years presented.

	2004		2003		2002	
(Dollars in millions)	Amount	% Change	Amount	% Change	Amount	% Change
Loans, net of unearned – average	**$6,388**	**1.8%**	$6,277	(0.1)%	$6,284	4.6%
Loans, net of unearned – year-end	**6,837**	**9.7**	6,233	(2.4)	6,389	5.2

Average loans increased 1.8% in 2004 when compared to 2003. Loans outstanding at December 31, 2004 increased 9.7% when compared to December 31, 2003 with 4.5% of the increase related to the consummation of the two previously discussed bank acquisitions on December 31, 2004. The overall lack of significant loan growth during 2004 and 2003 is primarily attributable to competitive factors and the slow economic recovery in both the Company's regional and the national economies. In addition, loan growth in 2004, 2003 and 2002 has been impacted by the Company's decision to reduce its exposure to losses from indirect automobile sales financing and certain higher risk consumer loans by allowing its portfolio of such loans to decline. The Company's portfolio of indirect automobile sales financing and certain higher risk consumer loans totaled $113.5 million at December 31, 2002, $59.2 million at December 31, 2003 and was down to $6.3 million at December 31, 2004.

Quality is stressed in the Company's lending policy as opposed to growth. The Company's non-performing assets, which are carried either in the loan account or other assets on the consolidated balance sheets depending on foreclosure status, were as follows at the end of each year presented.

(Dollars in thousands)	2004	2003	2002
Foreclosed properties	**$14,741**	$14,952	$18,978
Non-accrual loans	**12,335**	18,139	10,514
Loans 90 days or more past due, still accruing	**19,554**	30,634	29,104
Restructured loans	**2,107**	2,659	20
Total non-performing assets	**$48,737**	$66,384	$58,616
Total non-performing assets as a percentage of net loans	**0.71 %**	1.07 %	0.92%

The level of the Company's non-performing assets in 2004, 2003 and 2002 reflects a general slow down in the overall economy of the region serviced by the Company. Because the Company is primarily a secured lender, we do not anticipate a significant rise in charge-offs. The Company has not, as a matter of policy, made or participated in any loans or investments relating to extraordinary corporate transactions such as leveraged buyouts or leveraged recapitalizations. At December 31, 2004, 2003 and 2002, the Company did not have any concentration of loans in excess of 10% of loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. However, the Company does conduct business in a geographically concentrated area. The ability of the Company's borrowers to repay loans may be dependent upon the economic conditions prevailing in the Company's market area.

Included in non-performing assets discussed above were loans the Company considered impaired totaling $11.5 million, $14.0 million and $9.8 million at December 31, 2004, 2003 and 2002, respectively.

Securities and Other Earning Assets

The securities portfolio is used to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits and borrowings. A portion of the Company's securities portfolio continues to be tax-exempt. Investments in tax-exempt securities totaled $279.0 million at December 31, 2004, compared to $308.4 million at the end of 2003. The Company invests only in investment grade securities, with the exception of obligations of certain counties and municipalities within the Company's market area, and avoids other high yield non-rated securities and investments.

At December 31, 2004, the Company's available-for-sale securities totaled $1.7 billion. These securities, which are subject to possible sale, are recorded at fair value. At December 31, 2004, the Company held no securities whose decline in fair value was considered other than temporary with the exception of the investment in Fannie Mae and Freddie Mac preferred stock that reflects an other-than-temporary impairment charge of $1.5 million recorded during 2004.

Net unrealized gains on investment securities as of December 31, 2004 totaled $3.3 million. Net unrealized gains on held-to-maturity securities comprised $2.3 million of that total, while net unrealized gains on available-for-sale securities were $1.0 million. Net unrealized gains on investment securities as of December 31, 2003 totaled $57.1 million. Of that total, $33.4 million was attributable to held-to-maturity securities and $23.7 million to available-for-sale securities.

Deposits

Deposits are the Company's primary source of funds to support its earning assets. The Company has been able to effectively compete for deposits in its primary market areas, which has resulted in the increases in deposits for the years presented.

The following table presents the Company's average deposit mix and percentage change for the years indicated.

	2004		2003		2002	
(Dollars in millions)	Average Balance	% Change	Average Balance	% Change	Average Balance	% Change
Interest bearing deposits	**$7,518**	**2.3%**	$7,353	2.4%	$7,183	7.4%
Noninterest bearing deposits	**1,298**	**10.0**	1,181	10.9	1,064	6.1
Total average deposits	**$8,816**	**3.3 %**	$8,533	3.5%	$8,247	7.2%

Liquidity and Capital Resources

One of the Company's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from the Bank's operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a strong reputation in the capital markets, allows the Company to fund earning assets and maintain the availability of funds. Management believes that the Bank's traditional sources of maturing loans and investment securities, sales of loans held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations over both the short-term and the long-term.

To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities lending arrangements. Further, the Company maintains a borrowing relationship with the Federal Home Loan Bank ("FHLB") which provides liquidity to fund term loans with borrowings of matched or longer maturities. At December 31, 2004, the Company had long-term advances from the FHLB totaling approximately $141 million, bearing interest rates from 2.62% to 7.19%. The Company has pledged eligible mortgage loans to secure the FHLB borrowings and had approximately $2.5 billion in additional borrowing capacity under the existing FHLB borrowing agreement at December 31, 2004.

Further, the Company had informal federal funds borrowing arrangements aggregating approximately $210 million at December 31, 2004. Secured borrowing arrangements utilizing the Company's securities portfolio also provide substantial additional liquidity to the Company. Such arrangements typically provide for borrowings of 95% to 98% of the unencumbered fair value of the Company's U.S. government and government agencies securities portfolio. If these traditional sources of liquidity were constrained, the Company would be forced to pursue avenues of funding not typically used and the Company's net interest margin could be impacted negatively. The Company utilizes, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity. The Company's approach to providing adequate liquidity has been successful in the past and management does not anticipate any near- or long-term changes to its liquidity strategies.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit, that are not reflected in the consolidated balance sheets of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. As of December 31, 2004, commitments to extend credit included approximately $93 million for letters of credit and approximately $1.8 billion for interim mortgage financing, construction credit, credit card and other revolving line of credit arrangements. While most of the commitments to extend credit are made at variable rates, included in these commitments are forward commitments to fund individual fixed-rate mortgage loans of approximately $34.1 million at December 31, 2004, with a carrying value and fair value reflecting a gain of approximately $50,000, which has been recognized in the Company's results of operations. Fixed-rate lending commitments expose the Company to risks associated with increases in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. At December 31, 2004, the Company had $38.9 million in such commitments to sell, with a carrying value and fair value reflecting a loss of approximately $50,000. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

Regulatory Requirements for Capital

The Company is required to comply with the risk-based capital guidelines established by the Board of Governors of the Federal Reserve System. These guidelines apply a variety of weighting factors which vary according to the level of risk associated with the assets. Capital is measured in two "Tiers": Tier I consists of common shareholders' equity and qualifying noncumulative perpetual preferred stock, less goodwill and certain other intangible assets, and Tier II consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments, and all or a portion of other subordinated capital debt, depending upon remaining term to maturity. Total capital is the sum of Tier I and Tier II capital. The Company's Tier I capital and total capital, as a percentage of total risk-adjusted assets, was 12.41% and 13.67%, respectively, at December 31, 2004, compared to 13.24% and 14.51%, respectively, at December 31, 2003. Both ratios exceeded the required minimum levels for these ratios of 4% and 8%, respectively, for each period. In addition, the Company's Tier 1 leverage capital ratio (Tier I capital divided by total assets, less goodwill) was 8.76% at December 31, 2004 and 8.79% at December 31, 2003, compared to the required minimum leverage capital ratio of 4%.

The FDIC's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from well capitalized to critically undercapitalized. For a bank to classify as "well capitalized," the Tier I capital, total capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively. The Bank met the criteria for the "well capitalized" category as of December 31, 2004 as its Tier 1 capital, total capital and leverage capital ratios were 11.81%, 13.08% and 8.35%, respectively.

There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Company does not expect these limitations to cause a material adverse effect with regard to its ability to meet its cash obligations.

Uses of Capital

The Company may pursue acquisition transactions of depository institutions and businesses closely related to banking which further the Company's business strategies. The Company anticipates that consideration for any such transactions would be shares of the Company's common stock, cash or a combination thereof. For example, mergers with Premier Bancorp, Inc. and Business Holding Corporation were completed on December 31, 2004, and the consideration in each transaction was a combination of shares of the Company's common stock and cash (See Note 2 to Consolidated Financial Statements).

On April 23, 2003, the Company announced its current stock repurchase program whereby the Company may acquire up 3.9 million shares of its common stock. The shares may be purchased from time to time in the open market at prevailing market prices or in privately negotiated transactions during the period between May 1, 2003 and April 30, 2005. The extent and timing of any repurchases will depend on market conditions and other corporate considerations. Repurchased shares will be held as authorized but unissued shares. These authorized but unissued shares will be available for use in connection with the Company's stock option plans, other compensation programs, other transactions or for other corporate purposes as determined by the Company's Board of Directors. At December 31, 2004, 2,047,008 shares had been repurchased under this plan. The Company will continue to evaluate additional share repurchases under this repurchase plan and will evaluate whether to adopt a new stock repurchase program before the current program expires. The Company conducts its stock repurchase program by using funds received in the ordinary course of business. The Company has not experienced, and does not expect to experience, a material adverse effect on its capital resources or liquidity in connection with its stock repurchase program during the terms of the program.

From January 1, 2001 through December 31, 2004, the Company had repurchased approximately 10.3 million shares of its common stock under various approved repurchase plans.

In 2002, the Company issued $128,866,000 in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of 5.0 million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007. The $125 million in trust preferred securities issued by the Trust qualifies as Tier I capital under Federal Reserve Board guidelines. The Company may prepay the Junior Subordinated Debt Securities, and in turn the trust preferred securities, at a prepayment price of 100% of the principal amount of these securities within 90 days of a determination by the Federal Reserve Board that trust preferred securities will no longer qualify as Tier I capital.

The Company assumed $9.3 million in Junior Subordinated Debt Securities and the related $9.0 million in trust preferred securities pursuant to the mergers on December 31, 2004 with Premier Bancorp, Inc. and Business Holding Corporation (see Notes 2 and 11 to Consolidated Financial Statements). The $9.0 million in trust preferred securities qualifies as Tier 1 capital under Federal Reserve Board guidelines.

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. See Notes 9, 10, 11 and 22 to Consolidated Financial Statements for further disclosures regarding contractual obligations. The following table summarizes the Company's contractual obligations at December 31, 2004.

	Payments Due by Period				
(Dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:					
Deposit maturities	$ 9,059,091	$ 7,426,616	$ 1,026,146	$ 604,225	$ 2,104
Junior subordinated debt	138,145	-	-	-	138,145
Long-term debt	141,094	-	1,706	59,404	79,984
Other borrowings	14,004	12,977	620	293	114
Operating lease obligations	45,280	4,892	7,496	4,414	28,478
Purchase obligations	27,233	17,795	9,410	28	-
Total Contractual Obligations	$ 9,424,847	$ 7,462,280	$ 1,045,378	$ 668,364	$ 248,825

The Company's operating lease obligations represent short and long-term operating lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations to purchase goods and services that are legally binding and enforceable on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided related to information technology.

Certain Litigation Contingencies

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in six states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

During the past several years, a number of cases have been filed against some of the Company's subsidiaries generally alleging that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or that were unnecessary under the particular circumstances. These actions tend to seek large amounts of actual and punitive damages for claims arising out of transactions that involve relatively small amounts of money. The majority of these cases have been settled, and only one new case of this nature has been filed since 2002. As partial reimbursement for these settlements and related litigation costs and expenses, the Company executed an agreement with its insurance carrier's companies, effective February 12, 2004, under which the Company received $3.15 million in insurance proceeds. This agreement resolves future coverage issues in favor of that carrier as to that carrier's policies with the Company.

The Company and its subsidiaries intend to vigorously defend each of the lawsuits that remain pending, and believe that they have meritorious defenses in these cases. Based on the Company's experience with similar cases, the Company does not believe that the pending lawsuits will have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. Similar claims brought against other companies in the Company's market areas have resulted in large awards of actual and punitive damages.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolutions of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Income Tax Contingencies

The State Tax Commission of the State of Mississippi completed its audit of the Bank's state income tax return for the tax years 1998 through 2001 in the second quarter of 2004. As a result of this audit, the State Tax Commission assessed the Bank additional taxes of approximately $5.4 million along with interest and penalties totaling approximately $3.8 million. Based on the advice of legal counsel, management believes that there is no substantial basis for the position taken by the Mississippi State Tax Commission and that the Company has meritorious defenses to dispute this assessment of additional taxes. The Company is in the midst of the administrative appeals process and a final decision has not been rendered by the State Tax Commission. There can be no assurance that the Company will be successful in having the assessment reduced on appeal. The Company's potential exposure with regard to this assessment will be the additional tax, interest and penalties assessed in May 2004 plus interest that will continue to accrue from May 2004 through the appeals process and legal costs associated with the appeal. Management does not believe that the outcome of this matter will have a material effect on the Company's consolidated financial position, although any significant additional assessment could materially adversely affect earnings in the period in which it is recorded.

Market Risk

Market risk reflects the risk of economic loss resulting from changes in interest rates and market prices. This risk of loss can be reflected in either reduced potential net interest revenue in future periods or diminished market values of financial assets.

The Company's market risk arises primarily from interest rate risk that is inherent in its lending, investment and deposit taking activities. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on its assets and owes on its liabilities are established contractually for a period of time. Since market interest rates change over time, the Company is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Several techniques might be used by a financial institution to minimize interest rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investing decisions based on payment streams, interest rates, contractual maturities, repricing opportunities and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap, that is, the difference between the amounts of interest-sensitive assets and liabilities that will be refinanced (repriced) during a given period. If the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year or longer period, the Company is in an asset-sensitive gap position. In this situation, net interest revenue would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the Company is in a liability-sensitive position. Accordingly, net interest revenue would decline when rates rose and increase when rates fell. These examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

Management seeks to manage interest rate risk through the utilization of various tools that include matching repricing periods for new assets and liabilities and managing the composition and size of the investment portfolio so as to reduce the risk in the deposit and loan portfolios, while at the same time maximizing the yield generated from the portfolio.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2004. The expected maturity categories take into account repricing opportunities as well as contractual maturities. For core deposits without contractual maturities (interest bearing checking, savings and money market accounts), the table presents cash flows based on management's judgement concerning their most likely runoff or repricing behaviors. The fair value of loans, deposits and other borrowings are based on the discounted value of expected cash flows using a discount rate which is commensurate with the maturity. The fair value of securities is based on market prices or dealer quotes.

	Principal Amount Maturing/Repricing in:							Fair value December 31,
(Dollars in thousands)	2005	2006	2007	2008	2009	Thereafter	Total	2004
Rate-sensitive assets:								
Fixed interest rate loans	$2,144,066	$ 867,403	$573,388	$ 275,653	$ 187,024	$105,903	$4,153,437	**$4,141,151**
Average interest rate	5.91%	5.74%	5.37%	5.44%	4.06%	5.57%	5.68%	
Variable interest rate loans	$2,768,486	-	-	-	-	-	$2,768,486	**$2,739,989**
Average interest rate	5.47%	-	-	-	-	-	5.47%	
Fixed interest rate securities	$ 526,592	$ 531,654	$490,537	$ 346,063	$ 286,962	$774,841	$2,956,649	**$2,958,918**
Average interest rate	4.40%	3.82%	4.55%	3.83%	4.36%	4.76%	4.34%	
Other interest bearing assets	$ 28,380	-	-	-	-	-	$ 28,380	**$ 28,380**
Average interest rate	3.45%	-	-	-	-	-	3.45%	
Mortgage servicing rights [1]	-	-	-	-	-	-	$ 34,472	**$ 34,472**
Rate-sensitive liabilities:								
Savings and interest bearing checking	$3,517,524	-	-	-	-	-	$3,517,524	**$3,517,524**
Average interest rate	0.93%	-	-	-	-	-	0.93%	
Fixed interest rate time deposits	$2,467,026	$ 611,309	$414,836	$ 406,163	$ 198,062	$ 2,104	$4,099,500	**$4,129,595**
Average interest rate	2.20%	2.82%	4.03%	3.86%	4.00%	4.73%	2.73%	
Fixed interest rate borrowings	$ 2,030	$ 2,006	$ 2,141	$ 52,528	$ 2,190	$219,579	$ 280,474	**$ 300,534**
Average interest rate	6.48%	6.50%	6.15%	5.83%	3.73%	7.33%	7.00%	
Variable interest rate borrowings	$ 468,408	-	-	-	-	-	$ 468,408	**$ 468,427**
Average interest rate	1.77%	-	-	-	-	-	1.77%	
Rate-sensitive off balance sheet items:								
Commitments to extend credit for single family mortgage loans	$ 34,090	-	-	-	-	-	$ 34,090	**$ 34,090**
Average interest rate	5.57%	-	-	-	-	-	5.57%	
Forward contracts to sell individual fixed rate mortgage loans	$ 38,939	-	-	-	-	-	$ 38,939	**$ 38,939**
Average interest rate	5.10%	-	-	-	-	-	5.10%	

[1] Mortgage servicing rights represent a non-financial asset that is rate-sensitive in that its value is dependent upon the underlying mortgage loans being serviced that are rate-sensitive.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BancorpSouth, Inc.:

We have audited the accompanying consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of BancorpSouth, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
March 14, 2005

Consolidated Balance Sheets
BancorpSouth, Inc. and Subsidiaries

(In thousands)	December 31 2004	2003
Assets		
Cash and due from banks	**$ 315,849**	$ 369,699
Interest bearing deposits with other banks	**6,687**	9,327
Held-to-maturity securities (fair value of $1,277,189 and $1,125,395, respectively)	**1,274,920**	1,091,991
Available-for-sale securities (amortized cost of $1,680,733 and $1,965,985, respectively)	**1,681,729**	1,989,690
Trading securities, at fair value	**31,758**	-
Federal funds sold and securities purchased under agreement to resell	**27,414**	67,293
Loans	**6,865,044**	6,267,257
Less: Unearned discount	**28,346**	34,190
Allowance for credit losses	**91,673**	92,112
Net loans	**6,745,025**	6,140,955
Loans held for sale	**85,225**	74,669
Premises and equipment, net	**228,524**	212,216
Accrued interest receivable	**66,471**	75,914
Goodwill	**109,719**	59,671
Other assets	**274,872**	213,610
Total Assets	**$10,848,193**	$10,305,035
Liabilities and Shareholders' Equity		
Deposits:		
Demand:		
Noninterest bearing	**$ 1,442,067**	$ 1,286,607
Interest bearing	**2,754,535**	2,524,159
Savings	**762,989**	779,298
Other time	**4,099,500**	4,009,064
Total deposits	**9,059,091**	8,599,128
Federal funds purchased and securities sold under agreement to repurchase	**455,908**	437,014
Other short-term borrowings	**12,500**	-
Accrued interest payable	**17,939**	17,140
Junior subordinated debt securities	**138,145**	128,866
Long-term debt	**141,094**	138,498
Other liabilities	**107,088**	115,483
Total Liabilities	**9,931,765**	9,436,129
Shareholders' Equity		
Common stock, $2.50 par value Authorized - 500,000,000 shares; Issued - 78,037,878 and 77,926,645 shares, respectively	**195,095**	194,817
Capital surplus	**81,122**	43,344
Accumulated other comprehensive income (loss)	**(802)**	14,298
Retained earnings	**641,013**	616,447
Total Shareholders' Equity	**916,428**	868,906
Commitments and contingencies		
Total Liabilities and Shareholders' Equity	**$10,848,193**	$10,305,035

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
BancorpSouth, Inc. and Subsidiaries

(In thousands, except per share amounts)	Year Ended December 31 2004	2003	2002
Interest Revenue			
Loans	**$374,033**	$400,029	$447,756
Deposits with other banks	**653**	347	279
Federal funds sold and securities purchased under agreement to resell	**1,195**	6,588	11,531
Held-to-maturity securities:			
Taxable	**45,734**	46,320	55,091
Tax-exempt	**6,804**	8,096	9,688
Available-for-sale securities:			
Taxable	**60,204**	54,426	54,066
Tax-exempt	**6,605**	7,871	8,636
Loans held for sale	**2,401**	3,234	3,371
Total interest revenue	**497,629**	526,911	590,418
Interest Expense			
Deposits	**139,133**	149,022	188,530
Federal funds purchased and securities sold under agreement to repurchase	**5,226**	8,114	12,461
Other	**19,478**	18,669	17,901
Total interest expense	**163,837**	175,805	218,892
Net interest revenue	**333,792**	351,106	371,526
Provision for credit losses	**17,485**	25,130	29,411
Net interest revenue, after provision for credit losses	**316,307**	325,976	342,115
Noninterest Revenue			
Mortgage lending	**11,593**	23,252	2,515
Service charges	**61,873**	61,899	49,249
Life insurance premiums	**1,765**	3,255	4,340
Trust income	**7,698**	7,214	7,021
Securities (losses) gains, net	**(661)**	13,837	5,486
Insurance commissions	**56,338**	39,749	23,604
Other	**44,913**	40,880	32,611
Total noninterest revenue	**183,519**	190,086	124,826
Noninterest Expense			
Salaries and employee benefits	**198,692**	181,810	163,691
Occupancy, net of rental income	**24,953**	22,973	21,658
Equipment	**21,815**	23,411	24,962
Telecommunications	**7,033**	7,477	7,827
Other	**90,452**	86,923	86,847
Total noninterest expense	**342,945**	322,594	304,985
Income before income taxes	**156,881**	193,468	161,956
Income tax expense	**46,261**	62,334	49,938
Net Income	**$110,620**	$131,134	$112,018
Net Income Per Share: Basic	**$1.44**	$1.69	$1.40
Diluted	**$1.43**	$1.68	$1.39

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity & Comprehensive Income

BancorpSouth, Inc. and Subsidiaries

Years Ended December 31, 2004, 2003 and 2002

(Dollars in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Capital Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, December 31, 2001	81,225,790	$203,064	$11,457	$24,243	$566,639	$805,403
Net income	-	-	-	-	112,018	112,018
Change in fair value of available-for-sale securities, net of tax effect of $8,379	-	-	-	13,501	-	13,501
Comprehensive income	-	-	-	-	-	125,519
Business combinations	599,626	1,500	9,230	-	-	10,730
Other shares issued	566,531	1,416	4,281	-	-	5,697
Recognition of stock compensation	28,000	70	2,343	-	459	2,872
Purchase of stock	(4,739,283)	(11,848)	(6,538)	-	(75,379)	(93,765)
Cash dividends declared, $0.61 per share	-	-	-	-	(48,633)	(48,633)
Balance, December 31, 2002	77,680,664	194,202	20,773	37,744	555,104	807,823
Net income	-	-	-	-	131,134	131,134
Change in fair value of available-for-sale securities, net of tax effect of ($14,457)	-	-	-	(23,142)	-	(23,142)
Minimum pension liability, net of tax effect of ($188)	-	-	-	(304)	-	(304)
Comprehensive income	-	-	-	-	-	107,688
Business combinations	900,227	2,251	16,747	-	-	18,998
Other shares issued	432,469	1,081	5,824	-	-	6,905
Recognition of stock compensation	-	-	-	-	771	771
Purchase of stock	(1,086,715)	(2,717)	-	-	(19,734)	(22,451)
Cash dividends declared, $0.66 per share	-	-	-	-	(50,828)	(50,828)
Balance, December 31, 2003	77,926,645	194,817	43,344	14,298	616,447	868,906
Net income	-	-	-	-	110,620	110,620
Change in fair value of available-for-sale securities, net of tax effect of ($8,541)	-	-	-	(14,001)	-	(14,001)
Minimum pension liability, net of tax effect of ($681)	-	-	-	(1,099)	-	(1,099)
Comprehensive income	-	-	-	-	-	95,520
Business combinations	1,432,869	3,582	33,178	-	-	36,760
Other shares issued	297,635	744	4,759	-	(88)	5,415
Recognition of stock compensation	-	-	-	-	656	656
Purchase of stock	(1,619,271)	(4,048)	(159)	-	(30,504)	(34,711)
Cash dividends declared, $0.73 per share	-	-	-	-	(56,118)	(56,118)
Balance, December 31, 2004	78,037,878	$195,095	$81,122	($ 802)	$641,013	$916,428

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
BancorpSouth, Inc. and Subsidiaries

(In thousands)	Year Ended December 31 2004	2003	2002
Operating Activities:			
Net income	**$110,620**	$131,134	$112,018
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	**17,485**	25,130	29,411
Depreciation and amortization	**23,597**	25,507	26,528
Deferred taxes	**(5,391)**	8,210	16
Amortization of intangibles	**14,546**	15,257	10,334
Amortization of debt securities premium and discount, net	**19,356**	11,692	2,087
Security losses (gains), net	**662**	(13,837)	(5,486)
Net deferred loan origination expense	**(7,407)**	(7,703)	(8,088)
Decrease in interest receivable	**10,616**	7,700	2,597
Increase (decrease) in interest payable	**263**	(6,166)	(7,953)
Realized gain on student loans sold	**(2,939)**	(2,880)	(2,651)
Proceeds from student loans sold	**109,811**	107,595	92,351
Origination of student loans held for sale	**(108,508)**	(80,909)	(111,219)
Realized gain on mortgages sold	**(8,104)**	(18,232)	(11,602)
Proceeds from mortgages sold	**609,533**	1,190,114	1,053,902
Origination of mortgages held for sale	**(610,349)**	(1,149,447)	(1,041,980)
Increase in bank-owned life insurance	**(54,958)**	(6,430)	(61,625)
Other, net	**(11,564)**	(26,918)	3,045
Net cash provided by operating activities	**107,269**	209,817	81,685
Investing Activities:			
Proceeds from calls and maturities of held-to-maturity securities	**420,970**	1,670,024	699,713
Proceeds from calls and maturities of available-for-sale securities	**289,472**	477,913	1,332,836
Proceeds from sales of held-to-maturity securities	**1,851**	10,112	5,278
Proceeds from sales of available-for-sale securities	**489,953**	738,167	661,246
Purchases of held-to-maturity securities	**(610,133)**	(1,578,784)	(786,621)
Purchases of available-for-sale securities	**(509,119)**	(1,594,140)	(2,519,011)
Net decrease in short-term investments	**41,572**	72,215	204,003
Net (increase) decrease in loans	**(339,429)**	80,021	(186,121)
Purchases of premises and equipment	**(39,487)**	(27,489)	(27,934)
Proceeds from sale of premises and equipment	**778**	2,734	5,773
Net cash paid for acquisitions	**(16,174)**	(14,539)	(5,719)
Other, net	**209**	2,436	(3,000)
Net cash used in investing activities	**(269,537)**	(161,330)	(619,557)
Financing Activities:			
Net increase in deposits	**190,598**	50,210	593,031
Net increase (decrease) in short-term debt and other liabilities	**1,965**	(15,803)	(21,449)
Repayment of long-term debt	**(1,341)**	(1,259)	(18,682)
Issuance of junior subordinated debt	**-**	-	121,063
Issuance of common stock	**4,976**	7,677	8,414
Purchase of common stock	**(34,711)**	(22,451)	(93,765)
Payment of cash dividends	**(55,709)**	(49,818)	(48,300)
Net cash provided by (used in) financing activities	**105,778**	(31,444)	540,312
Increase (Decrease) in Cash and Cash Equivalents	**(56,490)**	17,043	2,440
Cash and Cash Equivalents at Beginning of Year	**379,026**	361,983	359,543
Cash and Cash Equivalents at End of Year	**$322,536**	$379,026	$361,983

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of BancorpSouth, Inc. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods reported. Actual results could differ significantly from those estimates. The Company's subsidiaries are engaged in the business of banking and activities closely related to banking. The Company and its subsidiaries are subject to the regulations of certain federal and state regulatory agencies and undergo periodic examinations by those regulatory agencies. The following is a summary of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BancorpSouth Bank and its wholly owned subsidiaries (the "Bank") and Risk Advantage, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2003 and 2002 amounts have been reclassified to conform with the 2004 presentation.

Cash Flow Statements

Cash equivalents include cash and amounts due from banks, including interest bearing deposits with other banks. The Company paid interest of approximately $163,038,000, $181,971,000 and $226,710,000 and income taxes of approximately $38,630,000, $41,851,000 and $54,930,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Fair value of assets acquired during 2004 as a result of business combinations totaled $382,989,000, while liabilities assumed totaled $314,181,000. Fair value of assets acquired during 2003 as a result of business combinations totaled $50,590,000, while liabilities assumed totaled $17,053,000.

Securities

Securities are classified as either held-to-maturity, trading or available-for-sale. Held-to-maturity securities are debt securities for which the Company has the ability and management has the positive intent to hold to maturity. They are reported at amortized cost. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. They are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities. They are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Gains and losses on securities are determined on the identified certificate basis. Amortization of premium and accretion of discount are computed using the interest method. Changes in the valuation of securities which are considered other than temporary are recorded as losses in the period recognized.

Securities Purchased and Sold Under Agreements to Resell or Repurchase

The Bank has entered into a secured borrowing arrangement with the State of Mississippi whereby the Bank is required to provide collateral amounts of 105%, in U.S. Treasury or Government National Mortgage Association ("GNMA") securities, of the fair value and accrued income of the securities sold under repurchase agreements. The Bank has entered into third party lending arrangements, structured as securities purchased under agreements to resell, that mirror the collateral provisions of the agreement with the State of Mississippi, and provide for a fixed spread between the interest rate paid and earned by the Bank. The Bank remains responsible for repayment of the monies borrowed from the State of Mississippi.

Loans

Loans are recorded at the face amount of the notes reduced by collections of principal. Loans include net unamortized deferred origination costs. Unearned discount on discount-basis consumer loans and net deferred origination costs are recognized as a component of income using a method which approximates the interest method. Interest is recorded monthly as earned on all other loans. Where doubt exists as to the collectibility of the loans, interest income is recorded as payment is received.

Provision and Allowance for Credit Losses

The provision for credit losses charged to expense is an amount that, in the judgment of management, is necessary to maintain the allowance for credit losses at a level that is adequate based on estimated probable losses on the Company's current portfolio of loans. Management's judgment is based on a variety of factors which include the Company's experience related to loan balances, charge-offs and recoveries, scrutiny of individual loans and risk factors, results of regulatory agency reviews of loans, and present economic conditions in the Company's market area. Material estimates that are particularly susceptible to significant change in the near term are a necessary part of this process. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Loans Held for Sale

Loans held for sale are recorded at the lower of aggregate cost or fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization, computed using straight-line and accelerated methods, are charged to expense over the shorter of the lease term or the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired in settlement of loans is carried at the lower of cost or fair value, less estimated selling costs. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of cost over fair value is charged to the allowance for credit losses. Gains and losses realized on sales are included in other revenue.

Mortgage Servicing Rights

Mortgage servicing rights are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. Fair values are determined using a valuation model that calculates the present value of future cash flows using prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. Capitalized mortgage servicing rights are being amortized in proportion to, and over the period of, the estimated net servicing income of the underlying asset. On a quarterly basis, capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. Impairment and recovery of previously recorded impairment are recognized through a valuation allowance.

Pension and Postretirement Benefits Accounting

The Company accounts for its defined benefit pension plans using an actuarial model as required by Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions." This model uses an approach that allocates pension costs over the service period of employees in the plan. The Company accounts for its other postretirement benefits using the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to recognize net periodic postretirement benefit costs as employees render the services necessary to earn their postretirement benefits. The principle underlying the accounting as required by SFAS No. 87 and SFAS No. 106 is that employees render service ratably over the service period and, therefore, the income statement effects of the Company's defined benefit pension and postretirement benefit plans should follow the same pattern.

Stock-Based Compensation

At December 31, 2004, the Company had three stock-based employee compensation plans, which are described more fully in Note 15, Stock Incentive and Stock Option Plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the years ended December 31, 2004, 2003 and 2002.

(In thousands, except per share amounts)		2004	2003	2002
Net income, as reported		**$110,620**	$131,134	$112,018
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		**(818)**	(734)	(977)
Pro forma net income		**$109,802**	$130,400	$111,041
Basic earnings per share:	As reported	**$1.44**	$1.69	$1.40
	Pro forma	**1.43**	1.68	1.39
Diluted earnings per share:	As reported	**$1.43**	$1.68	$1.39
	Pro forma	**1.42**	1.67	1.38

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2004, 2003 and 2002: expected options lives of 7 years for all three years; expected dividend yield of 3.30%, 3.10% and 3.10%; expected volatility of 21%, 21% and 22% and risk-free interest rates of 2.3%, 3.0% and 5.0%.

Certain of the Company's stock option plans contain provisions for stock appreciation rights ("SARs"). Accounting rules for SARs require the recognition of expense for appreciation in the market value of the Company's common stock or a reduction of expense in the event of a decline in the market value of the Company's common stock. See Note 15, Stock Incentive and Stock Option Plans, for further disclosures regarding SARs.

Derivative Instruments and Hedging Activities

The derivatives held by the Company are commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments to sell individual fixed-rate mortgage loans are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Recent Pronouncements

In January 2003, Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities," was issued. FIN 46 sets forth the criteria used to determine whether an entity's investment in a variable interest entity ("VIE") should be consolidated with the entity. FIN 46 is based on the general premise that a company that controls another entity through an interest other than a voting interest should consolidate the controlled entity. In December 2003, the FASB issued FIN 46 (revised December 2003)("FIN 46R"), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. The Company adopted the transition guidance of FIN 46R for special purpose entities in 2003. As a result of the adoption of FIN 46R, BancorpSouth Capital Trust I was prospectively deconsolidated from the Company's consolidated financial statements at December 31, 2003 as described in Note 11, Junior Subordinated Debt Securities.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 was adopted by the Company effective June 30, 2003. The adoption of SFAS No. 149 has had no material impact on the financial position or results of operations of the Company.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was adopted by the Company effective May 31, 2003. The adoption of SFAS No. 150 has had no material impact on the financial position or results of operations of the Company.

In December 2003, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was revised ("SFAS No. 132R"). SFAS No. 132R does not change the measurement or recognition provisions of the original standard. However, SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R was adopted by the Company effective December 31, 2003. The adoption of SFAS No. 132R has had no material impact on the financial position or results of operations of the Company.

In November 2003, a consensus was reached on Emerging Issues Task Force ("EITF") No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF No. 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The disclosure requirements adopted by the EITF include aggregated data related to impaired investments in tabular form and narrative material. In September, 2004, the FASB delayed the accounting provisions contained in EITF No. 03-01. However, the disclosure requirements remain effective and were adopted by the Company effective December 31, 2003. The Company will evaluate the effect, if any, of the accounting provisions contained in EITF No. 03-01 when final guidance is released.

In December 2004, SFAS No. 123, "Share-Based Payment," was revised ("SFAS No. 123R"). SFAS No. 123R requires compensation cost related to share-based payment transactions to be recognized in the financial statements. Compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued and is to be recognized over the period that an employee is required to provide services in exchange for the award. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123R is expected to have no material impact on the financial position or results of operations of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company, with the exception of the Bank's credit life insurance subsidiary, files a consolidated federal income tax return.

Other

Trust income is recorded on the cash basis as received, which results in an amount that does not differ materially from the amount that would be recorded under the accrual basis.

(2) BUSINESS COMBINATIONS

On February 28, 2002, Pinnacle Bancshares, Inc., a bank holding company with approximately $130 million in assets headquartered in Little Rock, Arkansas, merged with and into the Company. Pursuant to the merger, Pinnacle Bancshare's subsidiary, Pinnacle Bank, merged into the Bank. Consideration paid to complete this transaction consisted of 554,602 shares of the Company's common stock in addition to cash paid to the Pinnacle shareholders in the aggregate amount of $9,524,000. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On May 3, 2002, certain assets of First Land and Investment Company were purchased by the Company. Consideration paid to complete this transaction consisted of 45,024 shares of the Company's common stock. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On May 15, 2003, certain assets of WMS, L.L.C. ("WMS"), an independent insurance agency headquartered in Baton Rouge, Louisiana, that operated under the name of Wright & Percy Insurance, were acquired by BancorpSouth Insurance Services, Inc., a subsidiary of the Bank ("BancorpSouth Insurance"). Consideration paid to complete this transaction consisted of 426,309 shares of the Company's common stock in addition to cash paid to WMS in the aggregate amount of approximately $9,711,000. Under the terms of the acquisition agreement, the Company may be required to pay an additional aggregate amount of up to $8,584,000 in cash to WMS in three annual installments based on the performance of WMS over the three years following the completion of this transaction. During 2004, the Company paid approximately $1.8 million under this agreement. The operations of Wright & Percy Insurance became a part of BancorpSouth Insurance. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On August 1, 2003, Ramsey, Krug, Farrell & Lensing, Inc. ("RKF&L"), an independent insurance agency headquartered in Little Rock, Arkansas, merged with and into the Bank. Subsequent to the merger, the operations of RKF&L became a part of BancorpSouth Insurance. Consideration paid to complete this transaction consisted of 473,918 shares of the Company's common stock in addition to cash paid to RKF&L shareholders in the aggregate amount of approximately $10,028,000. Under the terms of the acquisition agreement, the Company may be required to pay an additional aggregate amount of up to $7,633,000 in a combination of cash and shares of the Company's common stock to RKF&L shareholders in three annual installments based on the performance of RKF&L over the three years following the completion of this transaction. During 2004, the Company paid approximately $1.8 million in a combination of cash and shares of the Company's common stock under this agreement. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On December 31, 2004, Premier Bancorp, Inc. ("Premier"), a bank holding company with approximately $160 million in assets headquartered in Brentwood, Tennessee, merged with and into the Company. Pursuant to the merger, Premier's subsidiary, Premier Bank of Brentwood, merged into the Bank. Consideration paid to complete this transaction consisted of 669,891 shares of the Company's common stock in addition to cash paid to the Premier shareholders in the aggregate amount of $14,794,000. This transaction was accounted for as a purchase. This acquisition was not material to the financial position and had no impact on the results of operations of the Company in 2004. The Company is in the process of evaluating the fair value of tangible and intangible assets acquired and liabilities assumed.

On December 31, 2004, Business Holding Corporation ("BHC"), a bank holding company with approximately $170 million in assets headquartered in Baton Rouge, Louisiana, merged with and into the Company. Pursuant to the merger, BHC's subsidiary, The Business Bank, merged into the Bank. Consideration paid to complete this transaction consisted of 762,978 shares of the Company's common stock in addition to cash paid to the BHC shareholders in the aggregate amount of $16,696,000. This transaction was accounted for as a purchase. This acquisition was not material to the financial position and had no impact on the results of operations of the Company in 2004. The Company is in the process of evaluating the fair value of tangible and intangible assets acquired and liabilities assumed.

(3) HELD-TO-MATURITY SECURITIES

A comparison of amortized cost and estimated fair values of held-to-maturity securities as of December 31, 2004 and 2003 follows:

	2004			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 5,234	$ 137	$ -	$ 5,371
U.S. Government agencies and corporations	1,095,101	5,977	11,651	1,089,427
Obligations of states and political subdivisions	145,956	7,118	395	152,679
Other	28,629	1,083	-	29,712
Total	$ 1,274,920	$14,315	$ 12,046	$1,277,189

	2003			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 7,315	$ 415	$ -	$ 7,730
U.S. Government agencies and corporations	869,732	21,024	99	890,657
Obligations of states and political subdivisions	166,077	9,713	296	175,494
Other	48,867	2,647	-	51,514
Total	$ 1,091,991	$33,799	$ 395	$1,125,395

Gross gains of $117,000 and gross losses of $9,000 were recognized in 2004, gross gains of $768,000 and gross losses of $420,000 were recognized in 2003 and gross gains of $310,000 and gross losses of $129,000 were recognized in 2002 on held-to-maturity securities. Except for the following, these gains and losses were the result of held-to-maturity securities being called prior to maturity. Included in the 2003 amounts are a gross gain of $389,000 and a gross loss of $407,000 related to the sale of held-to-maturity securities with a combined amortized cost of $10,130,000. These securities were sold because of deterioration in the issuers' creditworthiness. Included in the 2002 amounts is a gross loss of $44,000 related to the sale of a held-to-maturity security with an amortized cost of $5,322,000. This security was sold because of deterioration in the issuer's creditworthiness.

Held-to-maturity securities with a carrying value of approximately $1.0 billion at December 31, 2004 were pledged to secure public and trust funds on deposit and for other purposes. Included in held-to-maturity securities at December 31, 2004 were securities with a carrying value of $117.8 million issued by the State of Mississippi and securities with a carrying value of $8.8 million issued by the State of Arkansas.

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 2004 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2004	
(In thousands)	**Amortized Cost**	**Estimated Fair Value**
Due in one year or less	**$ 237,279**	**$ 237,832**
Due after one year through five years	**721,162**	**718,760**
Due after five years through ten years	**261,088**	**262,018**
Due after ten years	**55,391**	**58,579**
Total	**$1,274,920**	**$1,277,189**

A summary of temporarily impaired held-to-maturity investments with continuous unrealized loss positions at December 31, 2004 follows:

	Less Than 12 Months		12 Months or Longer		Total	
(In thousands)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Government agencies and corporations	$800,837	$11,651	$ -	$ -	$ 800,837	$11,651
Obligations of states and political subdivisions	18,899	285	3,438	110	22,337	395
Total	$819,736	$11,936	$3,438	$ 110	$ 823,174	$12,046

Based upon review of the sector credit ratings of these securities and the positive intent to hold the securities to maturity at which point the fair value will mirror amortized cost, the impairments related to the securities were determined to be temporary.

(4) AVAILABLE-FOR-SALE SECURITIES

A comparison of amortized cost and estimated fair values of available-for-sale securities as of December 31, 2004 and 2003 follows:

	2004			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 300	$ 5	$ -	$ 305
U.S. Government agencies and corporations	1,492,252	12,234	20,426	1,484,060
Obligations of states and political subdivisions	139,786	5,972	57	145,701
Preferred stock	5,823	148	-	5,971
Other	42,572	3,120	-	45,692
Total	$1,680,733	$21,479	$20,483	$1,681,729

	2003			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 224,633	$ 22	$ 7,259	$ 217,396
U.S. Government agencies and corporations	1,495,835	32,501	12,830	1,515,506
Obligations of states and political subdivisions	158,013	8,182	75	166,120
Preferred stock	42,343	225	278	42,290
Other	45,161	3,250	33	48,378
Total	$1,965,985	$44,180	$20,475	$1,989,690

Gross gains of $5,027,000 and gross losses of $5,797,000 were recognized in 2004, gross gains of $13,492,000 and gross losses of $3,000 were recognized in 2003 and gross gains of $5,448,000 and gross losses of $143,000 were recognized in 2002 on available-for-sale securities.

Available-for-sale securities with a carrying value of approximately $863.9 million at December 31, 2004 were pledged to secure public and trust funds on deposit and for other purposes. Included in available-for-sale securities at December 31, 2004, were securities with a carrying value of $57.0 million issued by the State of Mississippi and securities with a carrying value of $70.8 million issued by the State of Arkansas.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2004 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities are considered as maturing after 10 years.

	2004	
(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 231,589	$ 236,184
Due after one year through five years	978,220	974,042
Due after five years through ten years	44,182	45,611
Due after ten years	426,742	425,892
Total	$1,680,733	$1,681,729

A summary of temporarily impaired available-for-sale investments with continuous unrealized loss positions at December 31, 2004 follows:

	Less Than 12 Months		12 Months or Longer		Total	
(In thousands)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Government agencies and corporations	$831,284	$10,538	$355,608	$9,888	$1,186,892	$20,426
Obligations of states and political subdivisions	7,686	55	181	2	7,867	57
Total	$838,970	$10,593	$355,789	$9,890	$1,194,759	$20,483

Based upon review of the sector credit ratings of these securities and the volatility of their market price, the impairments related to these securities were determined to be temporary.

(5) LOANS

A summary of loans classified by collateral type at December 31, 2004 and 2003 follows:

(In thousands)	2004	2003
Commercial and agricultural	**$ 765,096**	$ 743,286
Consumer and installment	**415,615**	533,755
Real estate mortgage:		
1-4 Family	**2,379,717**	1,992,252
Other	**3,013,514**	2,746,463
Lease financing	**262,035**	227,918
Other	**29,067**	23,583
Total	**$6,865,044**	$6,267,257

Non-performing loans consist of both non-accrual loans and loans which have been restructured (primarily in the form of reduced interest rates) because of the borrower's weakened financial condition. The aggregate principal balance of non-accrual loans was $12,335,000 and $18,139,000 at December 31, 2004 and 2003, respectively. Restructured loans totaled $2,107,000 and $2,659,000 at December 31, 2004 and 2003, respectively.

The total amount of interest earned on non-performing loans was approximately $195,000, $248,000 and $274,000 in 2004, 2003 and 2002, respectively. The gross interest income which would have been recorded under the original terms of those loans amounted to $784,000, $1,334,000 and $936,000 in 2004, 2003 and 2002, respectively.

Loans considered impaired, under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," are loans which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's recorded investment in loans considered impaired at December 31, 2004 and 2003 was $11,523,000 and $13,979,000, respectively, with a valuation allowance of $5,279,000 and $6,854,000, respectively. The average recorded investment in impaired loans during 2004 and 2003 was $14,579,000 and $15,695,000, respectively.

(6) ALLOWANCE FOR CREDIT LOSSES

The following summarizes the changes in the allowance for credit losses for the years ended December 31, 2004, 2003 and 2002:

(In thousands)	2004	2003	2002
Balance at beginning of year	**$92,112**	$87,875	$83,150
Provision charged to expense	**17,485**	25,130	29,411
Recoveries	**4,577**	3,848	3,461
Loans charged off	**(24,130)**	(24,741)	(29,376)
Other, net	**1,629**	-	1,229
Balance at end of year	**$91,673**	$92,112	$87,875

(7) PREMISES AND EQUIPMENT

A summary by asset classification at December 31, 2004 and 2003 follows:

(In thousands)	Estimated Useful Life Years	2004	2003
Land	N/A	**$ 41,266**	$ 36,779
Buildings and improvements	10-40	**178,052**	166,756
Leasehold improvements	10-39	**7,327**	6,742
Equipment, furniture and fixtures	3-12	**207,207**	187,734
Construction in progress	N/A	**14,287**	16,291
Subtotal		**448,139**	414,302
Accumulated depreciation and amortization		**219,615**	202,086
Premises and equipment, net		**$228,524**	$212,216

(8) GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2004 and 2003:

	2004		
(In thousands)	Community Banking	General Corporate and Other	Total
Balance as of January 1, 2004	**$33,284**	**$26,387**	**$ 59,671**
Goodwill acquired during the year	**45,547**	**4,501**	**50,048**
Balance as of December 31, 2004	**$78,831**	**$30,888**	**$109,719**

	2003		
(In thousands)	Community Banking	General Corporate and Other	Total
Balance as of January 1, 2003	$32,423	$ 39	$32,462
Goodwill acquired during the year	861	26,348	27,209
Balance as of December 31, 2003	$33,284	$26,387	$59,671

The Company's annual goodwill impairment evaluation for 2004 and 2003 indicated no impairment of goodwill for its reporting units. The Company will continue to test reporting unit goodwill for potential impairment on an annual basis in the Company's fourth quarter, or sooner if a goodwill impairment indicator is identified.

The following table presents information regarding the components of the Company's identifiable intangible assets for the years ended December 31, 2004 and 2003:

	Year ended December 31, 2004		Year ended December 31, 2003	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	**$ 11,549**	**$ 7,034**	$ 11,549	$ 5,661
Customer relationship intangibles	**22,257**	**5,393**	21,702	2,438
Mortgage servicing rights	**97,252**	**51,323**	90,790	41,115
Non solicitation intangibles	**50**	**10**	-	-
Total	**$131,108**	**$63,760**	$124,041	$49,214
Unamortized intangible assets:				
Trade names	**$ 688**	**$ -**	$ 688	$ -
Pension plan intangible	**1,234**	**-**	1,557	-
Total	**$ 1,922**	**$ -**	$ 2,245	$ -

(In thousands)	Year ended December 31, 2004	2003
Aggregate amortization expense for:		
Core deposit intangibles	**$ 1,373**	$ 1,469
Customer relationship intangibles	**2,955**	1,837
Mortgage servicing rights	**10,208**	11,951
Non solicitation intangibles	**10**	-
Total	**$ 14,546**	$ 15,257

At December 31, 2004 and December 31, 2003, aggregate impairment for mortgage servicing rights was approximately $11,457,000 and $17,209,000, respectively.

The following table presents information regarding estimated amortization expense on the Company's amortizable identifiable intangible assets for the year ending December 31, 2005, and the succeeding four years:

(In thousands)	Core Deposit Intangibles	Customer Relationship Intangibles	Mortgage Servicing Rights	Non-Solicitation Intangibles	Total
Estimated amortization expense:					
For the year ending December 31, 2005	$1,280	$ 2,585	$ 9,100	$ 25	$12,990
For the year ending December 31, 2006	1,197	2,227	7,300	15	10,739
For the year ending December 31, 2007	1,113	1,926	5,800	-	8,839
For the year ending December 31, 2008	851	1,701	4,700	-	7,252
For the year ending December 31, 2009	669	1,456	3,700	-	5,825

(9) TIME DEPOSITS AND SHORT-TERM DEBT

Certificates of deposit and other time deposits of $100,000 or more amounting to approximately $1,808,172,000 and $1,772,453,000 were outstanding at December 31, 2004 and 2003, respectively. Total interest expense relating to certificate and other time deposits of $100,000 or more totaled approximately $50,129,000, $50,511,000 and $50,191,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

For time deposits with a remaining maturity of more than one year at December 31, 2004, the aggregate amount of maturities for each of the following five years is presented in the following table:

Maturing in	Amount (In thousands)
2006	$ 611,309
2007	414,836
2008	406,163
2009	198,062
2010	1,265
Thereafter	838
Total	$1,632,473

Presented below is information relating to short-term debt for the years ended December 31, 2004, 2003 and 2002:

(Dollars in thousands)	End of Period Balance	End of Period Interest Rate	Daily Average Balance	Daily Average Interest Rate	Maximum Outstanding At Any Month End
2004:					
Federal funds purchased	$ 1,200	1.9%	$ 17,170	1.5%	$ 68,200
Flex-repos purchased	5,721	2.7%	10,308	2.2%	14,471
Securities sold under agreement to repurchase	448,987	1.8%	400,114	1.2%	448,987
Short-term Federal Home Loan Bank advances	12,500	3.6%	49,536	1.3%	185,000
Total	$468,408		$ 477,128		$ 716,658
2003:					
Federal funds purchased	$ 1,500	0.7%	$ 7,768	1.2%	$ 102,000
Flex-repos purchased	17,293	2.1%	89,167	4.7%	128,553
Securities sold under agreement to repurchase	418,221	1.0%	369,087	1.1%	436,548
Short-term Federal Home Loan Bank advances	-	-	7,534	1.1%	50,000
Total	$437,014		$ 473,556		$ 717,101
2002:					
Federal funds purchased	$ 1,300	0.9%	$ 3,412	1.6%	$ 15,900
Flex-repos purchased	134,508	4.7%	141,882	5.6%	163,898
Securities sold under agreement to repurchase	321,581	1.1%	309,012	1.5%	356,198
Short-term Federal Home Loan Bank advances	-	-	1,337	4.3%	4,000
Total	$457,389		$ 455,643		$ 539,996

Federal funds purchased generally mature the day following the date of purchase while securities sold under repurchase agreements generally mature within 30 days from the date of sale. At December 31, 2004, the Bank had established informal federal funds borrowing lines of credit aggregating $210,000,000.

(10) LONG-TERM DEBT

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank ("FHLB") of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (unpaid principal balance) of the Bank's eligible mortgage loans pledged as collateral or 35% of the Bank's assets.

At December 31, 2004, the following FHLB fixed term advances were repayable as follows:

Final due date	Interest rate	Amount (In thousands)
2006	2.62%-5.67%	$ 1,519
2007	3.16%	187
2008	3.41%-7.19%	56,769
2009	3.40%-5.90%	2,636
Thereafter	3.02%-6.93%	79,983
Total		$ 141,094

(11) JUNIOR SUBORDINATED DEBT SECURITIES

In 2002 the Company issued $128,866,000 in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated

Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007. Prior to December 31, 2003, the accounts of the Trust were included in the consolidated financial statements of the Company. Pursuant to the Company's adoption of the transition guidance of FIN 46R for investments in special-purposes entities, the Company deconsolidated the Trust from its financial statements as of December 31, 2003.

Pursuant to the merger with Business Holding Corporation on December 31, 2004, the Company assumed the liability for $6,186,000 in Junior Subordinated Debt Securities issued to Business Holding Company Trust I, a statutory trust. Business Holding Company Trust I used the proceeds from the issuance of 6,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on April 7, 2034, and are callable at the option of the Company, in whole or in part, on any January 7, April 7, July 7 or October 7 on or after April 7, 2009. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month London Interbank Offered Rate ("LIBOR") plus 2.80% from January 30, 2004 to April 7, 2009 and thereafter at LIBOR plus 2.85%.

Pursuant to the merger with Premier Bancorp, Inc. on December 31, 2004, the Company assumed the liability for $3,093,000 in Junior Subordinated Debt Securities issued to Premier Bancorp Capital Trust I, a statutory trust. Premier Bancorp Capital Trust I used the proceeds from the issuance of 3,000 shares of trust preferred securities to acquire the Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on November 7, 2032, and are callable at the option of the Company, in whole or in part, on any February 7, May 7, August 7 or November 7 on or after November 7, 2007. The Junior Subordinated Debt Securities and the trust preferred securities pay a per annum rate of interest, reset quarterly, equal to the three month LIBOR plus 3.45%.

(12) INCOME TAXES

Total income taxes for the years ended December 31, 2004, 2003 and 2002 are allocated as follows:

(In thousands)	2004	2003	2002
Income from continuing operations	**$ 46,261**	$ 62,334	$ 49,938
Shareholders' equity for other comprehensive income	**(9,222)**	(14,645)	8,379
Shareholders' equity for stock option plans	**(1,078)**	(1,415)	(1,895)
Total	**$ 35,961**	$ 46,274	$ 56,422

The components of income tax expense attributable to continuing operations are as follows for the years ended December 31, 2004, 2003 and 2002:

(In thousands)	2004	2003	2002
Current:			
Federal	**$ 47,901**	$ 48,693	$ 46,916
State	**3,751**	5,431	3,006
Deferred:			
Federal	**(4,597)**	7,048	14
State	**(794)**	1,162	2
Total	**$ 46,261**	$ 62,334	$ 49,938

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes due to the following:

(In thousands)	2004	2003	2002
Tax expense at statutory rates	**$ 54,909**	$ 67,714	$ 56,684
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	**1,923**	4,286	1,955
Tax-exempt interest revenue	**(5,502)**	(6,334)	(7,625)
Tax-exempt earnings on life insurance	**(1,935)**	(2,095)	(635)
Deductible dividends paid on 401K plan	**(1,608)**	(1,441)	(1,619)
Other, net	**(1,526)**	204	1,178
Total	**$ 46,261**	$ 62,334	$ 49,938

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Deferred tax assets:		
Loans, principally due to allowance for credit losses	**$36,421**	$39,178
Accrued liabilities, principally due to compensation arrangements and vacation accruals	**9,308**	6,957
Net operating loss carryforwards	**704**	621
Unrealized pension expense	**869**	188
Other, principally due to acquisitions	**698**	-
Total gross deferred tax assets	**48,000**	46,944
Less: valuation allowance	**-**	-
Deferred tax assets	**$48,000**	$46,944
Deferred tax liabilities:		
Premises and equipment, principally due to differences in depreciation and lease transactions	**$25,446**	$33,690
Other assets, principally due to expense recognition	**8,892**	7,614
Investments, principally due to interest income recognition	**6,408**	6,482
Capitalization of mortgage servicing rights	**10,155**	8,826
Unrealized net gains on available-for-sale securities	**395**	8,940
Total gross deferred tax liabilities	**51,296**	65,552
Net deferred tax liabilities	**($ 3,296)**	($18,608)

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences existing at December 31, 2004.

At December 31, 2004, the Company has net operating loss carryforwards related to business combinations for federal income tax purposes of approximately $1,278,000 that are available to offset future federal taxable income, subject to various limitations, through 2016.

(13) PENSION, OTHER POST RETIREMENT BENEFIT AND PROFIT SHARING PLANS

The BancorpSouth, Inc. Retirement Plan (the "Basic Plan") is a noncontributory defined benefit pension plan managed by a trustee covering substantially all full-time employees who have at least one year of service and have attained the age of 21. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute to the Basic Plan the amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. The difference between the pension cost included in current income and the funded amount is included in other assets or other liabilities, as appropriate. Actuarial assumptions are evaluated periodically.

The BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") provides for the payment of retirement benefits to certain participants in the Basic Plan. The Restoration Plan is a nonqualified plan that covers any employee whose benefit under the Basic Plan is limited by the provisions of the Internal Revenue Code of 1986, as amended, and any employee who elects to participate in the BancorpSouth, Inc. Deferred Compensation Plan, thereby reducing their benefit under the Basic Plan. The Company has a nonqualified defined benefit supplemental retirement plan ("the Supplemental Plan") for certain key employees. Benefits commence when the employee retires and are payable over a period of 10 years.

During 2003, the Company established a retiree medical plan whereby the Company subsidizes the cost of retiree health care coverage for current retirees and employees who retire over the next five years. Under the plan, the Company will subsidize retiree health care coverage on a decreasing basis through 2008. Beginning in 2009, the Company will only provide access to coverage for its retirees and subsequent years' retired employees.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became law in the United States. Effective in 2006, the Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. Since the Company's subsidy of the cost of retiree health care coverage will be phased out by the end of 2008, the Act has no material financial impact on the obligations of its retiree medical plan.

The Company uses a December 31 measurement date for its pension and other benefit plans.

A summary of the defined benefit retirement plans and the retiree medical plan at and for the years ended December 31, 2004, 2003 and 2002 follows:

	Pension Benefits			Other Benefits	
(in thousands)	**2004**	**2003**	**2002**	**2004**	**2003**
Change in benefit obligation:					
Projected benefit obligation at beginning of year	**$ 72,262**	$ 63,132	$ 55,100	**$2,720**	$ 3,962
Service cost	**5,295**	4,658	3,865	**5**	-
Interest cost	**4,566**	4,160	3,977	**145**	233
Amendments	**(738)**	921	-	**(380)**	55
Actuarial loss	**4,779**	3,184	5,356	**206**	-
Benefits paid	**(4,116)**	(3,929)	(5,124)	**(881)**	(1,530)
Administrative expenses paid	**-**	-	(42)	**-**	-
Adjustment to projected benefit obligation	**-**	136	-	**-**	-
Projected benefit obligation at end of year	**$ 82,048**	$ 72,262	$ 63,132	**$1,815**	$ 2,720
Change in plan assets:					
Fair value of plan assets at beginning of year	**$ 57,058**	$ 42,177	$ 42,651	**$ -**	$ -
Actual return on assets	**5,188**	6,563	(2,453)	**-**	-
Employer contributions	**10,709**	12,247	7,145	**881**	1,530
Benefits paid	**(4,116)**	(3,929)	(5,124)	**(881)**	(1,530)
Administrative expenses paid	**-**	-	(42)	**-**	-
Fair value of plan assets at end of year	**$ 68,839**	$ 57,058	$ 42,177	**$ -**	$ -
Funded status:					
Projected benefit obligation	**($ 82,048)**	($ 72,262)	($ 63,132)	**($1,815)**	($ 2,720)
Fair value of plan assets	**68,839**	57,058	42,177	**-**	-
Unrecognized transition amount	**184**	202	220	**-**	-
Unrecognized prior service cost	**2,740**	3,727	3,120	**1,997**	3,170
Unrecognized actuarial loss	**18,475**	15,309	16,216	**261**	55
Net amount recognized	**$ 8,190**	$ 4,034	($ 1,399)	**$ 443**	$ 505

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits			Other Benefits	
(in thousands)	**2004**	**2003**	**2002**	**2004**	**2003**
Prepaid benefit cost	**$ 15,012**	$ 9,001	$ 2,076	**$ 443**	$ 505
Accrued benefit liability	**(10,328)**	(7,016)	(3,475)	**-**	-
Intangible asset	**1,234**	1,557	-	**-**	-
Accumulated other comprehensive income adjustment	**2,272**	492	-	**-**	-
Net amount recognized	**$ 8,190**	$ 4,034	($ 1,399)	**$ 443**	$ 505

The components of net periodic benefit cost at December 31, 2004 and 2003 are as follows:

	Pension Benefits			Other Benefits	
(In thousands)	2004	2003	2002	2004	2003
Components of net periodic benefit cost:					
Service cost	**$ 5,295**	$ 4,658	$ 3,865	**$ 5**	$ -
Interest cost	**4,566**	4,160	3,977	**145**	233
Expected return on assets	**(4,761)**	(3,372)	(3,882)	**-**	-
Amortization of unrecognized transition amount	**18**	18	17	**-**	-
Recognized prior service cost	**249**	314	199	**792**	792
Recognized net (gain) loss	**1,135**	900	100	**-**	-
Net periodic benefit cost	**$ 6,502**	$ 6,678	$ 4,276	**$ 942**	$1,025

The weighted-average assumptions used to determine benefit obligations at December 31, 2004 and 2003 are as follows:

	Pension Benefits		Other Benefits	
	2004	2003	2004	2003
Discount rate	**6.00%**	6.25%	**6.00%**	6.25%
Rate of compensation increase	**3.50%**	4.00%	**N/A**	N/A

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Pension Benefits			Other Benefits	
	2004	2003	2002	2004	2003
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	7.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**N/A**	N/A
Expected rate of return on plan assets	**8.00%**	8.00%	9.00%	**N/A**	N/A

The following table presents information related to the Company's Restoration Plan and Supplemental Plan that had accumulated benefit obligations in excess of plan assets at December 31, 2004 and 2003:

(In thousands)	2004	2003
Projected benefit obligation	**$12,742**	$ 9,290
Accumulated benefit obligation	**10,329**	6,880
Fair value of assets	**-**	-

The following table presents information related to the Company's defined benefit pension plans:

(In thousands)	2004	2003
Accumulated benefit obligation	**$67,735**	$58,836
Minimum liability included in other comprehensive income	**2,272**	492

In selecting the expected long-term rate of return on assets used for the Basic Plan, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of this plan. This included considering the trust asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

Accounting for postretirement health care plans uses a health care cost trend rate to recognize the effect of expected changes in future health care costs due to medical inflation, utilization changes, technological changes, regulatory requirements and governmental cost shifting. For measurement purposes, an 8.00% health care cost pre-Medicare trend rate was assumed for 2005. This rate was assumed to decrease gradually to 5.00% through 2011 and remain at that level thereafter. Additionally, a 9.00% healthcare cost post-Medicare trend rate was assumed for 2005. This rate was assumed to decrease gradually to 5.50% through 2009 and remain at that level thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 2	($ 2)
Effect on postretirement benefit obligation	26	(26)

The Company's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	Plan assets at December 31		Target for
Asset category:	2004	2003	2005
Equity securities	**60.98%**	50.11%	40-60%
Debt securities	**36.66%**	40.36%	40-60%
Other	**2.36%**	9.53%	0%
Total	**100.00%**	100.00%	

Equity securities held in the Basic Plan include shares of the Company's common stock with a fair value of $2.0 million (2.9% of total plan assets) and $2.0 million (3.4% of total plan assets) at December 31, 2004 and 2003, respectively. The Company expects to contribute approximately $8.6 million to the Basic Plan in 2005.

The Company has a deferred compensation plan (commonly referred to as a "401(k) Plan"), whereby employees may contribute a portion of their compensation, as defined in the 401(k) Plan, subject to the limitations as established by the Internal Revenue Code. Employee contributions (up to 5% of defined compensation) are matched dollar-for-dollar by the Company. Under the terms of the plan, contributions matched by the Company are used to purchase shares of Company common stock at prevailing market prices. The 401(k) Plan permits employees to diversify their holdings of shares of Company common stock by selling some or all of their shares of Company common stock and reinvesting the proceeds in other investments. Plan expense for the years ended December 31, 2004, 2003 and 2002 was $5,962,000, $5,019,000 and $4,733,000, respectively.

The following table presents information regarding expected future benefit payments, which reflect expected service, as appropriate:

(In thousands)	Pension Benefits	Other Benefits
Expected future benefit payments:		
2005	$ 4,906	$ 810
2006	5,879	617
2007	5,101	363
2008	8,162	-
2009	6,418	-
2010-2014	35,845	-

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities

The carrying amounts for short-term securities approximate fair value because of their short-term maturity (90 days or less) and present no unexpected credit risk. The fair value of most longer-term securities is estimated based on market prices or dealer quotes. See Note 3, Held-to-Maturity Securities, and Note 4, Available-for-Sale Securities, for fair values.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using rates currently available that reflect the credit and interest rate risk inherent in the loan. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Average maturity represents the expected average cash flow period, which in some instances is different than the stated maturity. Management has made estimates of fair value discount rates that are believed to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. New loan rates were used as the discount rate on existing loans of similar type, credit quality and maturity.

Deposit Liabilities

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, interest bearing demand deposits and savings, is equal to the amount payable on demand as of December 31, 2004 and 2003. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Debt

The carrying amounts for federal funds purchased and repurchase agreements approximate fair value because of their short-term maturity. The fair value of the Company's fixed-term FHLB advances securities is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for advances of similar maturities. The fair value of the Company's junior subordinated debt is based on market prices or dealer quotes.

Derivative Instruments

The Company has commitments to fund fixed-rate mortgage loans and forward commitments to sell individual fixed-rate mortgage loans. The fair value of these derivative instruments is based on observable market price. See Note 22, Commitments and Contingent Liabilities, for additional fair value information regarding these instruments.

Lending Commitments

The Company's lending commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time; therefore, the estimated value of the Company's lending commitments approximates the carrying amount and is immaterial to the financial statements. See Note 22, Commitments and Contingent Liabilities, for additional information regarding lending commitments.

The following table presents carrying and fair value information at December 31, 2004 and 2003:

	2004		2003	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Cash and due from banks	$ 315,849	$ 315,849	$ 369,699	$ 369,699
Interest bearing deposits with other banks	6,687	6,687	9,327	9,327
Held-to-maturity securities	1,274,920	1,277,189	1,091,991	1,125,395
Available-for-sale and trading securities	1,713,487	1,713,487	1,989,690	1,989,690
Federal funds sold and securities purchased under agreement to resell	27,414	27,414	67,293	67,293
Loans, net of unearned discount	6,836,698	6,795,837	6,233,067	6,358,759
Loans held for sale	85,225	85,303	74,669	74,878

(In thousands)	2004 Carrying Value	2004 Fair Value	2003 Carrying Value	2003 Fair Value
Liabilities:				
Noninterest bearing deposits	**$1,442,067**	**$1,442,067**	$1,286,607	$1,286,607
Savings and interest bearing deposits	**3,517,524**	**3,517,524**	3,303,457	3,303,457
Other time deposits	**4,099,500**	**4,129,595**	4,009,064	4,078,188
Federal funds purchased and securities sold under agreement to repurchase and other short-term borrowings	**468,408**	**468,427**	437,014	437,014
Long-term debt and other borrowings	**280,474**	**300,534**	269,199	287,802
Derivative instruments:				
Forward commitments	**(50)**	**(50)**	(100)	(100)
Commitments to fund	**50**	**50**	(100)	(100)

(15) STOCK INCENTIVE AND STOCK OPTION PLANS

In 1998, the Company issued 70,000 shares of common stock to a key employee and, in 2002, an additional 56,000 shares were issued. At December 31, 2004, 28,000 shares remained unvested. These remaining unvested shares will vest over a 2-year period subject to the Company meeting certain performance goals. The compensation expense associated with this award was $190,400 for 2004 and 2003 and $305,800 for 2002.

In 2000, the Company issued 100,000 shares of common stock to a key employee with vesting to occur over a five-year period subject to the Company meeting certain performance goals. The shares were fully vested at December 31, 2004. The compensation expense associated with this award was $292,500 for each of the years in the three-year period ended December 31, 2004.

In 2002, the Company issued 28,000 shares of common stock to key employees with vesting to occur over a three-year period subject to meeting certain performance goals. The shares were fully vested at December 31, 2004. The compensation expense associated with this award was $172,700 for each of the years in the three-year period ended December 31, 2004.

Key employees and directors of the Company and its subsidiaries have been granted stock options and SARs under the Company's 1990, 1994 and 1995 stock incentive plans. The 1994 and 1995 stock incentive plans were amended in 1998 to eliminate SARs and to allow a limited number of restricted stock awards. All options and SARs granted pursuant to these plans have an exercise price equal to the market value on the date of the grant and are exercisable over periods of one to ten years. At December 31, 2004, the Company had outstanding 113,872 SARs exercisable in conjunction with certain of the options outstanding. The Company recorded compensation expense of $18,000, $835,000 and $1,329,000 in 2004, 2003 and 2002, respectively, related to the SARs because of changes in the market value of the Company's common stock.

In 1998, the Company adopted a stock plan through which a minimum of 50% of the compensation payable to each director is paid in the form of the Company's common stock effective January 1, 1999. Directors may elect under the plan to receive up to 100% of their compensation in the form of common stock.

A summary of the status of the Company's stock options outstanding as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

Options	2004 Shares	2004 Weighted-Average Exercise Price	2003 Shares	2003 Weighted-Average Exercise Price	2002 Shares	2002 Weighted-Average Exercise Price
Outstanding at beginning of year	**2,649,634**	**$17.60**	2,663,437	$15.88	2,758,534	$14.51
Granted	**830,346**	**15.10**	444,000	23.20	534,221	16.85
Exercised	**(241,524)**	**12.96**	(431,135)	12.73	(567,900)	10.06
Expired or cancelled	**(43,737)**	**19.85**	(26,668)	17.38	(61,418)	16.67
Outstanding at end of year	**3,194,719**	**$17.27**	2,649,634	$17.60	2,663,437	$15.88
Exercisable at end of year	**2,481,107**		1,825,517		1,905,713	

For options granted in 2004, 2003 and 2002, the weighted-average fair values as of the grant date were $3.64, $4.03 and $4.40, respectively. Pursuant to the two mergers previously disclosed and completed on December 31, 2004, the Company's stock options were exchanged for options held by employees and directors of the acquired bank holding companies (see Note 2, Business Combinations). The weighted-average fair values of options exchanged as of the merger date were $16.14.

The following table summarizes information about stock options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg Remaining Life	Weighted-Avg Exercise Price	Number Exercisable	Weighted-Avg Exercise Price
$4.59 to $10.51	417,619	4.40 years	$ 5.38	417,619	$ 5.38
$11.06 to $14.98	508,675	4.10	13.03	508,675	13.03
$15.06 to $18.00	612,587	5.60	16.36	612,587	16.36
$19.18 to $24.03	1,655,838	7.60	21.91	942,226	21.30
$4.59 to $24.03	3,194,719	6.20	$ 17.27	2,481,107	$ 15.70

(16) EARNINGS PER SHARE AND DIVIDEND DATA

The computation of basic earnings per share is based on the weighted average number of common shares outstanding. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding plus the shares resulting from the assumed exercise of all outstanding stock options using the treasury stock method. The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2004, 2003 and 2002:

	2004			2003			2002		
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:									
Income available to common shareholders	$110,620	76,958	$1.44	$131,134	77,696	$1.69	$112,018	79,926	$1.40
Effect of dilutive stock options	-	420		-	468		-	555	
Diluted EPS:									
Income available to common shareholders plus assumed exercise	$110,620	77,378	$1.43	$131,134	78,164	$1.68	$112,018	80,481	$1.39

Dividends to shareholders are paid from dividends paid to the Company by the Bank which are subject to approval by the applicable state regulatory authority. At December 31, 2004, the Bank could have paid dividends to the Company of $355 million under current regulatory guidelines.

(17) OTHER COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2004, 2003 and 2002:

	2004			2003			2002		
(In thousands)	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Unrealized gains on available-for-sale-securities:									
Unrealized gains (losses) arising during holding period	($23,312)	$8,836	($14,476)	($24,110)	$ 9,297	($14,813)	$27,184	($10,409)	$16,775
Reclassification adjustment for net losses (gains) realized in net income	770	(295)	475	(13,489)	5,160	(8,329)	(5,304)	2,030	(3,274)
Minimum pension liability	(1,780)	681	(1,099)	(492)	188	(304)	-	-	-
Other comprehensive income (loss)	($24,322)	$9,222	($15,100)	($38,091)	$14,645	($23,446)	$21,880	($ 8,379)	$13,501

(18) RELATED PARTY TRANSACTIONS

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company and their affiliates. In management's opinion, these transactions with directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present any other unfavorable features. An analysis of such outstanding loans is as follows:

(In thousands)	Amount
Loans outstanding at December 31, 2003	$34,554
New loans	22,726
Repayments	(25,808)
Others	(2)
Loans outstanding at December 31, 2004	$31,470

(19) CAPITALIZED MORTGAGE SERVICING RIGHTS

Mortgage servicing rights ("MSRs") are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. To determine the fair value of the servicing rights created, the Company uses a valuation model that calculates the present value of future cash flows. The significant assumptions utilized by the valuation model are prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. MSRs are being amortized in proportion to, and over the period of, the estimated net servicing income. Capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. A quarterly impairment analysis is performed using a discounted methodology that is disaggregated by predominant risk characteristics. The Company has determined those risk characteristics to include: note rate, note term and loan type based on (1) loan guarantee (i.e., conventional or government), and (2) interest characteristic (i.e., fixed-rate or adjustable-rate). In measuring impairment, the carrying amount is based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum.

The following is a summary of capitalized mortgage servicing rights, net of accumulated amortization, and a valuation allowance for impairment:

(In thousands)	2004	2003	2002
Balance at beginning of year	**$ 49,675**	$ 48,451	$ 44,320
Mortgage servicing rights capitalized	**7,381**	13,904	13,316
Mortgage servicing rights sold	**(919)**	(729)	(553)
Amortization expense	**(10,208)**	(11,951)	(8,632)
Balance at end of year	**45,929**	49,675	48,451
Valuation allowance	**(11,457)**	(17,209)	(23,197)
Fair value at end of year	**$ 34,472**	$ 32,466	$ 25,254

(20) REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by the Board of Governors of the Federal Reserve ("FRB") to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios (risk-based capital ratios). All banking companies are required to have core capital ("Tier I") of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier I leverage ratio of 4% of adjusted average assets. The regulations also define well capitalized levels of Tier I, total capital and Tier I leverage as 6%, 10% and 5%, respectively. The Company had Tier I, total capital and Tier I leverage above the well capitalized levels at December 31, 2004 and 2003, respectively, as set forth in the following table:

(Dollars in thousands)	2004 Amount	2004 Ratio	2003 Amount	2003 Ratio
Tier I Capital (to Risk-Weighted Assets)	$ 914,871	12.41%	$ 890,851	13.24%
Total Capital (to Risk-Weighted Assets)	1,007,861	13.67	976,024	14.51
Tier I Leverage Capital (to Average Assets)	914,871	8.76	890,851	8.79

(21) SEGMENTS

The Company is a financial holding company with subsidiaries engaged in the business of banking and activities closely related to banking. The Bank's principal activity is community banking which includes providing a full range of deposit products, commercial loans and consumer loans. General corporate and other includes leasing, mortgage lending, trust services, credit card activities, insurance services, investment brokerage, personal finance lending and other activities not allocated to community banking.

Results of operations and selected financial information by operating segment for the three years ended December 31, 2004, 2003 and 2002 are presented below:

(In thousands)	Community Banking	General Corporate and Other	Total
2004			
Results of Operations			
Net interest revenue	$ 303,843	$ 29,949	$ 333,792
Provision for credit losses	15,967	1,518	17,485
Net interest income after provision for credit losses	287,876	28,431	316,307
Noninterest revenue	94,011	89,508	183,519
Noninterest expense	219,300	123,645	342,945
Income before income taxes	162,587	(5,706)	156,881
Income taxes	47,944	(1,683)	46,261
Net income	$ 114,643	($ 4,023)	$ 110,620
Selected Financial Information			
Total assets	$ 9,152,155	$1,696,038	$10,848,193
Depreciation & amortization	22,288	15,856	38,144
2003			
Results of Operations			
Net interest revenue	$ 311,872	$ 39,234	$ 351,106
Provision for credit losses	22,468	2,662	25,130
Net interest income after provision for credit losses	289,404	36,572	325,976
Noninterest revenue	108,192	81,894	190,086
Noninterest expense	213,536	109,058	322,594
Income before income taxes	184,060	9,408	193,468
Income taxes	59,303	3,031	62,334
Net income	$ 124,757	$ 6,377	$ 131,134
Selected Financial Information			
Total assets	$ 8,704,462	$1,600,573	$10,305,035
Depreciation & amortization	24,294	16,409	40,703

(In thousands)	Community Banking	General Corporate and Other	Total
2002			
Results of Operations			
Net interest revenue	$ 313,543	$ 57,983	$ 371,526
Provision for credit losses	25,500	3,911	29,411
Net interest income after provision for credit losses	288,043	54,072	342,115
Noninterest revenue	80,398	44,428	124,826
Noninterest expense	246,334	58,651	304,985
Income before income taxes	122,107	39,849	161,956
Income taxes	37,651	12,287	49,938
Net income	$ 84,456	$ 27,562	$ 112,018
Selected Financial Information			
Total assets	$ 9,277,374	$ 911,873	$10,189,247
Depreciation & amortization	25,528	11,399	36,927

(22) COMMITMENTS AND CONTINGENT LIABILITIES

Leases

Rent expense was approximately $5.3 million for 2004, $4.7 million for 2003 and $4.6 million for 2002. Future minimum lease payments for all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004:

(In thousands)	Amount
2005	$ 4,892
2006	4,082
2007	3,414
2008	2,786
2009	1,628
Thereafter	28,478
Total future minimum lease payments	$ 45,280

Mortgage Loans Serviced for Others

The Company services mortgage loans for others that are not included as assets in the Company's accompanying consolidated financial statements. Included in the $2.8 billion of loans serviced for investors at December 31, 2004 is approximately $1.2 million of primary recourse servicing whereby the Company is responsible for any losses incurred in the event of nonperformance by the mortgagor. The Company's exposure to credit loss in the event of such nonperformance is the unpaid principal balance at the time of default. This exposure is limited by the underlying collateral, which consists of single family residences and either federal or private mortgage insurance.

Forward Contracts

Forward contracts are agreements to purchase or sell securities at a specified future date at a specific price or yield. Risks arise from the possibility that counterparties may be unable to meet the term of their contracts and from movements in securities values and interest rates. At December 31, 2004 and 2003, the Company had forward commitments to sell individual fixed-rate mortgage loans and commitments to fund individual fixed-rate mortgage loans. At December 31, 2004 the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $38.9 million with a carrying value and fair value reflecting a loss of $50 thousand. At December 31, 2003 the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $41.5 million with a carrying value and fair value reflecting a loss of $100 thousand. At December 31, 2004, the notional amount of commitments to fund individual fixed-rate mortgage loans was $34.1 million with a carrying value and fair value reflecting a gain of $50 thousand. At December 31, 2003, the notional amount of commitments to fund individual fixed-rate mortgage loans was $28.5 million with a carrying value and fair value reflecting a loss of $100 thousand. The forward commitments to sell fixed-rate mortgage loans and the commitments to fund fixed-rate mortgage loans are reported at fair value in the Company's financial statements, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Lending Commitments

In the normal course of business, there are outstanding various commitments and other arrangements for credit which are not reflected in the consolidated balance sheets. As of December 31, 2004, these included approximately $93 million for letters of credit and approximately $1.8 billion for interim mortgage financing, construction credit, credit card and revolving line of credit arrangements. The Company did not realize significant credit losses from these commitments and arrangements during the year ended December 31, 2004, 2003 and 2002.

Litigation

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in six states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

During the past several years, a number of cases have been filed against some of the Company's subsidiaries generally alleging that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or that were unnecessary under the particular circumstances. These actions tend to seek large amounts of actual and punitive damages for claims arising out of transactions that involve relatively small amounts of money. The majority of these cases have been settled, and only one new case of this nature has been filed since 2002. As partial reimbursement for these settlements and related litigation costs and expenses, the Company executed an agreement with its insurance carrier's companies, effective February 12, 2004, under which the Company received $3.15 million in insurance proceeds. This agreement resolves future coverage issues in favor of that carrier as to that carrier's policies with the Company.

The Company and its subsidiaries intend to vigorously defend each of the lawsuits that remain pending, and believe that they have meritorious defenses in these cases. Based on the Company's experience with similar cases, the Company does not believe that the pending lawsuits will have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. Similar claims brought against other companies in the Company's market areas have resulted in large awards of actual and punitive damages.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolutions of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Income Taxes

The State Tax Commission of the State of Mississippi completed its audit of the Bank's state income tax return for the tax years 1998 through 2001 in the second quarter of 2004. As a result of this audit, the State Tax Commission assessed the Bank additional taxes of approximately $5.4 million along with interest and penalties totaling approximately $3.8 million. Based on the advice of legal counsel, management believes that there is no substantial basis for the position taken by the Mississippi State Tax Commission and that the Company has meritorious defenses to dispute this assessment of additional taxes. The Company is in the midst of the administrative appeals process and a final decision has not been rendered by the State Tax Commission. There can be no assurance that the Company will be successful in having the assessment reduced on appeal. The Company's potential exposure with regard to this assessment will be the additional tax, interest and penalties assessed in May 2004 plus interest that will continue to accrue from May 2004 through the appeals process and legal costs associated with the appeal. Management does not believe that the outcome of this matter will have a material effect on the Company's consolidated financial position, although any significant additional assessment could materially adversely affect earnings in the period in which it is recorded.

Restricted Cash Balance

Aggregate reserves (in the form of deposits with the Federal Reserve Bank) of $61,050,000 were maintained to satisfy Federal regulatory requirements at December 31, 2004.

(23) CONDENSED PARENT COMPANY INFORMATION

The following condensed financial information reflects the accounts and transactions of BancorpSouth, Inc. (parent company only) for the dates indicated:

Condensed Balance Sheets

(In thousands)	December 31 2004	2003
Assets:		
Cash on deposit with subsidiary bank	**$ 37,645**	$ 49,715
Investment in subsidiaries	**1,009,572**	941,193
Other assets	**25,303**	24,403
Total assets	**$1,072,520**	$1,015,311
Liabilities and shareholders' equity:		
Total liabilities	**$ 156,092**	$ 146,405
Shareholders' equity	**916,428**	868,906
Total liabilities and shareholders' equity	**$1,072,520**	$1,015,311

Condensed Statements of Income

(In thousands)	2004	Year Ended December 31 2003	2002
Dividends from subsidiaries	**$108,000**	$102,315	$141,291
Other operating income	**177**	53	56
Total income	**108,177**	102,368	141,347
Operating expenses	**14,360**	14,375	13,937
Income before tax benefit and equity in undistributed earnings	**93,817**	87,993	127,410
Income tax benefit	**5,423**	5,473	7,007
Income before equity in undistributed earnings of subsidiaries	**99,240**	93,466	134,417
Equity in undistributed earnings of subsidiaries	**11,380**	37,668	(22,399)
Net income	**$110,620**	$131,134	$112,018

Condensed Statements of Cash Flows

(In thousands)	2004	Year Ended December 31 2003	2002
Operating activities:			
Net income	**$110,620**	$131,134	$112,018
Adjustments to reconcile net income to net cash provided by operating activities	**(12,215)**	(40,949)	(98,786)
Net cash provided by operating activities	**98,405**	90,185	13,232
Investing activities:			
Net cash paid for acquisitions	**(23,298)**	-	-
Net cash used in investing activities	**(23,298)**	-	-
Financing activities:			
Issuance of junior subordinated debt	**-**	-	121,063
Cash dividends	**(55,709)**	(49,818)	(48,300)
Common stock transactions, net	**(31,468)**	(16,918)	(87,913)
Net cash used in financing activities	**(87,177)**	(66,736)	(15,150)
Increase (decrease) in cash and cash equivalents	**(12,070)**	23,449	(1,918)
Cash and cash equivalents at beginning of year	**49,715**	26,266	28,184
Cash and cash equivalents at end of year	**$ 37,645**	$ 49,715	$ 26,266

Balance Sheet Summary

(In thousands)	2004	2003	2002	2001	2000
Average Balances:					
Interest bearing deposits in other banks	**$ 30,306**	$ 15,172	$ 10,094	$ 12,608	$ 18,440
Loans, net of unearned discount	**6,387,656**	6,276,805	6,283,798	6,010,840	5,791,569
Loans held for sale	**63,405**	65,624	58,884	53,559	39,461
Held-to-maturity securities	**1,359,628**	1,295,595	1,192,889	1,135,633	1,121,152
Federal funds sold and securities purchased under agreement to resell	**91,930**	260,072	326,999	426,530	101,312
Available-for-sale and trading securities	**1,817,623**	1,603,740	1,359,951	1,012,738	1,114,704
Total earning assets	**9,750,548**	9,517,008	9,232,615	8,651,908	8,186,638
Allowance for credit losses	**(91,288)**	(90,699)	(86,247)	(81,604)	(77,042)
Other assets	**895,873**	810,595	735,800	691,608	646,878
Total assets	**$10,555,133**	$10,236,904	$ 9,882,168	$9,261,912	$8,756,474
Deposits - interest bearing	**$ 7,518,230**	$ 7,352,537	$ 7,183,226	$6,690,505	$6,305,176
Federal funds purchased and securities sold under agreement to repurchase and other short-term borrowings	**477,127**	473,557	455,643	500,761	445,809
Other borrowed funds	**268,222**	265,924	256,515	147,360	172,963
Total interest bearing liabilities	**8,263,579**	8,092,018	7,895,384	7,338,626	6,923,948
Deposits - noninterest bearing	**1,298,290**	1,180,579	1,064,218	1,003,229	967,823
Other liabilities	**120,000**	118,433	111,673	123,351	102,819
Shareholders' equity	**873,264**	845,874	810,893	796,706	761,884
Total liabilities and shareholders' equity	**$10,555,133**	$10,236,904	$ 9,882,168	$9,261,912	$8,756,474
Year End Balances:					
Interest bearing deposits in other banks	**$ 6,687**	$ 9,327	$ 5,007	$ 18,030	$ 11,687
Loans, net of unearned discount	**6,836,698**	6,233,067	6,389,385	6,073,200	6,095,315
Loans held for sale	**85,225**	74,669	57,804	65,537	27,820
Held-to-maturity securities	**1,274,920**	1,091,991	1,193,375	1,110,463	1,189,129
Federal funds sold and securities purchased under agreement to resell	**27,414**	67,293	139,508	343,511	212,925
Available-for-sale and trading securities	**1,713,487**	1,989,690	1,642,172	1,083,191	857,400
Total earning assets	**9,944,431**	9,466,037	9,427,251	8,693,932	8,394,276
Allowance for credit losses	**(91,673)**	(92,112)	(87,875)	(83,150)	(81,730)
Other assets	**995,435**	931,110	849,871	784,647	731,488
Total assets	**$10,848,193**	$10,305,035	$10,189,247	$9,395,429	$9,044,034
Deposits - interest bearing	**$ 7,617,024**	$ 7,312,521	$ 7,365,791	$6,748,341	$6,471,112
Federal funds purchased and securities sold under agreement to repurchase and other short-term borrowings	**468,408**	437,014	457,389	473,912	503,427
Other borrowed funds	**280,474**	269,199	265,849	143,267	154,582
Total interest bearing liabilities	**8,365,906**	8,018,734	8,089,029	7,365,520	7,129,121
Deposits - noninterest bearing	**1,442,067**	1,286,607	1,183,127	1,108,499	1,009,808
Other liabilities	**123,792**	130,788	109,268	116,007	115,529
Shareholders' equity	**916,428**	868,906	807,823	805,403	789,576
Total liabilities and shareholders' equity	**$10,848,193**	$10,305,035	$10,189,247	$9,395,429	$9,044,034

Earnings Summary

(Dollars in thousands, except per share amounts)	2004	2003	2002	2001	2000
Interest revenue:					
Loans	**$374,033**	$400,029	$447,756	$509,464	$521,203
Deposits with other banks	**653**	347	279	521	1,175
Held-to-maturity securities	**52,538**	54,416	64,779	67,084	64,756
Federal funds sold and securities purchased under agreement to resell	**1,195**	6,588	11,531	20,677	6,266
Available-for-sale securities	**66,809**	62,297	62,702	59,348	72,647
Loans held for sale	**2,401**	3,234	3,371	3,381	3,111
Total interest revenue	**497,629**	526,911	590,418	660,475	669,158
Interest expense:					
Deposits	**139,133**	149,022	188,530	300,838	310,365
Federal funds purchased and securities sold under agreement to repurchase	**5,226**	8,114	12,461	21,535	16,966
Other	**19,478**	18,669	17,901	8,720	19,552
Total interest expense	**163,837**	175,805	218,892	331,093	346,883
Net interest revenue	**333,792**	351,106	371,526	329,382	322,275
Provision for credit losses	**17,485**	25,130	29,411	22,259	26,166
Net interest revenue, after provision for credit losses	**316,307**	325,976	342,115	307,123	296,109
Noninterest revenue:					
Mortgage lending	**11,593**	23,252	2,515	11,191	8,389
Service charges	**61,873**	61,899	49,249	42,759	40,472
Life insurance premiums	**1,765**	3,255	4,340	4,528	4,300
Trust income	**7,698**	7,214	7,021	6,929	6,700
Security gains (losses), net	**(661)**	13,837	5,486	10,671	(15,632)
Insurance commissions	**56,338**	39,749	23,604	20,422	16,034
Other	**44,913**	40,880	32,611	31,498	27,707
Total noninterest revenue	**183,519**	190,086	124,826	127,998	87,970
Noninterest expense:					
Salaries and employee benefits	**198,692**	181,810	163,691	149,685	131,370
Occupancy, net of rental income	**24,953**	22,973	21,658	20,529	18,343
Equipment	**21,815**	23,411	24,962	26,799	24,137
Telecommunications	**7,033**	7,477	7,827	8,693	7,234
Merger related	**-**	-	-	-	9,215
Other	**90,452**	86,923	86,847	83,612	81,443
Total noninterest expense	**342,945**	322,594	304,985	289,318	271,742
Income before income taxes	**156,881**	193,468	161,956	145,803	112,337
Income tax expense	**46,261**	62,334	49,938	47,340	37,941
Net income	**$110,620**	$131,134	$112,018	$ 98,463	$ 74,396

Share data:					
Average number of diluted shares outstanding	**77,378,136**	78,163,647	80,480,627	82,979,286	84,811,079
Earnings per share: Basic	**$1.44**	$1.69	$1.40	$1.19	$0.88
Diluted	**$1.43**	$1.68	$1.39	$1.19	$0.88
Cash dividends per share	**$0.73**	$0.66	$0.61	$0.57	$0.53

BancorpSouth, Inc. Board of Directors

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

W.G. "Mickey" Holliman, Jr.
Chairman and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Retired
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Guy W. Mitchell, III
Vice President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Managing Member
Murphy Family Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Consultant
Fulton, MS

BancorpSouth, Inc. Officers

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

L. Nash Allen, Jr.
Treasurer and Chief Financial Officer

Larry D. Bateman
Executive Vice President

W. Gregg Cowsert
Executive Vice President

Gary R. Harder
Executive Vice President

Cathy M. Robertson
Executive Vice President

Michael L. Sappington
Executive Vice President

W. James Threadgill, Jr.
Executive Vice President

Gary C. Bonds
Senior Vice President

Cathy S. Freeman
Senior Vice President and Corporate Secretary

W. O. Jones
Senior Vice President

BancorpSouth Bank Board of Directors

James D. Bryan
President/Treasurer
B. Bryan Farms, Inc.
West Point, MS

James E. Campbell, III
President
H + M Construction
President
Jackson Metal Services
Jackson, TN

Albert C. Clark
President
C. C. Clark, Inc.
Starkville, MS

William L. Crews
President and Chief Executive Officer
Journal Publishing Company
Tupelo, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

L. E. Gibens
Chairman and Chief Executive Officer
Lucky Star Industries, Inc.
Tupelo, MS

Al Graves, Jr.
Attorney at Law
Graves & Graves
Hope, AR

J. Louis Griffin, Jr.
Community Board Chairman
BancorpSouth Bank
Laurel, MS

Tommy Hillman
Consultant
Carlisle, AR

W.G. "Mickey" Holliman, Jr.
Chairman and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Retired
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Patricia P. Lewis
Sole Proprietor
Toad Hollow Antiques
Jackson, TN

George F. Middlebrook, III
Managing Partner
HGT Group, LP
Nacogdoches, TX

Guy W. Mitchell, III
Vice President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Managing Member
Murphy Family Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Consultant
Fulton, MS

H. L. "Sandy" Williams
President
Coca-Cola Bottling Works, Inc.
Corinth, MS

Melvin Wright, Sr., D.D.S.
Doctor of Dental Surgery
Jackson, TN

BancorpSouth Bank Directors Emeritus

Richard H. Clark, Jr., M.D.
Hattiesburg, MS

Sterling B. Crawford
Aberdeen, MS

Shed H. Davis
Bruce, MS

Fletcher H. Goode, M.D.
Millington, TN

Lee H. Harrington
Aberdeen, MS

A. Douglas Jumper
Booneville, MS

Tommy Munro
Biloxi, MS

J. A. Murphree
Houston, MS

T. W. Plunk
Bruce, MS

Frank A. Riley
Tupelo, MS

Ralph Semmes
Grenada, MS

James W. Snowden, Jr.
Hattiesburg, MS

Ben M. Stevens, Jr.
Hattiesburg, MS

Andrew R. Townes, D.D.S.
Grenada, MS

BancorpSouth Bank Senior Staff

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

Larry D. Bateman
Vice Chairman

W. Gregg Cowsert
Vice Chairman and Chief Lending Officer

Michael L. Sappington
Vice Chairman

W. James Threadgill, Jr.
Vice Chairman

L. Nash Allen, Jr.
Executive Vice President, Chief Financial Officer and Cashier

Gary R. Harder
Executive Vice President

Clyde Hubbard
Executive Vice President

Tally D. Riddell, Jr.
Executive Vice President

Cathy M. Robertson
Executive Vice President

Kenneth R. Wilburn
Executive Vice President

Thomas R. Burchfield
Senior Vice President

Cathy S. Freeman
Senior Vice President and Corporate Secretary

W. O. Jones
Senior Vice President

BancorpSouth Bank Community Bank Board Directors and Presidents

Alabama Region

Byrd Williams
Region President

David Wright
President
Birmingham, AL Division

Howard F. Johnston
Frank Joseph Kelley
Ronald C. Norris
Shelley Stewart

Sam Cooper
President
Fort Deposit, AL Division

Mildred P. Bozeman
Dale Chester Braxton, Sr.
David Daniel
Lamar Hall
Frank A. Hickman
Brady Knight
George Reese McCurdy, III
William H. Poage, Jr.
Winston Pringle
Joan Reynolds
Jerry L. Thornton

Lee Matthews
President
Guntersville, AL Division

Tim Bice
Larry Brown
Allen B. Champion, Ph.D.
Jeri Lynn Daniel
Charlotte H. Dutton
Russell Mead Elrod
William David Hannah
Jimmy Helms
Brad Powell
Jack Powers
Jerry Mack Whitaker

Robert Williams
President
Opelika, AL Division

Joseph L. Dean, Jr.
Jayne R. Gunter
Henry Carson Jackson, Jr.
David A. Jones
Dozier Harris Smith T
Timothy Neil Turnham

Troy A. Godwin
President
Auburn, AL

Central Mississippi Region

Bobby Mooneyham
Region President

Larry Pate
President
Aberdeen, MS

William F. Coleman
William M. "Bill" Grace
Frank Harrington
Ann' Ola Herndon
Robert R. Lacey, O.D.
Walter Lann, III
Robert W. Seymour
T. B. Shepherd, Jr., D.D.S.
Jack Spencer
Henry D. Watson, Jr., D.V.M.
Z. B. West
Dale Wilemon

Randy Baker
President
Bruce, MS

B. J. Bennett
Charles W. Cook
Dudley R. Davis, Jr.
Carter Dobbs, D.D.S.
James E. Ferguson
L. H. Johnson
Paul Moore, Jr.
Larry Dale Parker
E. Dwight Ruth
Arthur D. Spratlin
Bruce Eric Weeks

William D. Tate
President
Columbus, MS

T. S. Berry
W. Paul McGee
Ethel F. Mitchener
Chris Morrow
T. Russell Sheffield
John W. Starr, Jr., M.D.

Wayne Smith
President
Grenada, MS

John Wesley Banks
Ray Branscome
Jason Meredith
William H. Phillips
Armstead Townes, III
Sam Waits

Don McCarver
President
Houston, Vardaman and Houlka, MS

Billy G. Aron
Paul Cook
Jimmie Ellis
W. Frank House
Wayne Johnson
Leon Martin
Wendell McKinney
Howard Morgan
Fred Nabors
Lee Nabors
Leland B. Norman, Jr.
Wallace Norman, Jr.
David Wayne Parker
James B. Parker
Robert E. Weaver
James L. Williams
J. C. Wright

Allen Watts
President
Louisville, MS

Larry D. Addkison
Alex Lee "Bud" Brown, Sr.
Peggy J. Crawford
Jerry L. Donald
W. Mark Donald
Michael H. Forster
Alvin Goss
M. D. McMinn
Johnny R. Snow
Giles Ward
David T. Wilson, Jr.
Steven Yarbrough, D.D.S.

Leon Pettigrew
President
Nettleton, MS

William P. Cheek
William T. Hawkins, Jr.
L. Q. Hodges
Fred M. Pettigrew
Brandon E. Presley
Jimmy Donald Rogers, Jr.

Betty Osbarn
President
Oakland, MS

Erie H. "Buddy" Staggers, III
President
Starkville, MS

Joe R. Bumgardner, M.D.
Thomas C. Dawkins
John H. Harper, Ph.D.
Robert L. "Bo" Haynes, Ph.D.
Gaddis Hunt
Clyde H. Jackson
Glenn E. Mullins
Lynn Savage Rose
W. A. Simmons
Charles H. "Chip" Templeton, Jr.
Al Tuck
Vance H. Watson

Terry Lee Baker
President
West Point, MS

Eugene W. Baldwin
William M. Billington, M.D.
L. C. Kellogg, Jr.
Robert B. Marshall, Jr.
William B. Staggers

Mid-Mississippi Region

David Barrentine
Region President

Thomas F. Darnell
President
Hinds County, MS Division

William H. Cooke, Jr.
R. Brent Harrison, M.D.
Trudy Higginbotham
P. T. "Tom" Kossen
Marcus E. Martin, Sr.
Robert E. Montgomery
John A. Peoples, Jr., Ph.D.
Billy L. Walker, M.D.

Michael D. Booker
President
Clinton, MS

Ron Winford
President
Madison, MS Division

Clyde Guyse
President
Rankin County, MS Division

Charles B. Coward
President
Magee, MS

Dave Dickson
President
Vicksburg, MS

J. E. Blackburn, Jr.
Joseph Bonelli
Rodney E. Bounds
Michael J. Chaney
Richard Cowart, Jr.
J. David Fagan, M.D.
Ben Hand, III
John N. Kamman, Jr.
C. Hays Latham
Martin S. Lewis
Richard P. Marcus
John Howard Vaught Mims
Fred G. Peyton
Robert E. Pickett
William C. Porter, Jr., M.D.
Charles Glenn Taylor, D.D.S.
Landman Teller, Jr.
Ernest G. Thomas

Northeast Mississippi/ Tennessee Region

William D. Buckley, II
Region President

Don McKnight
President
Alamo, TN

Teresa Brundige
President
Dresden, TN

Dan Crofford
Jimmy Dilday
Ricky Finney
Keith Kemp
Mike Parrish
Jimmy Sellers

Guilford Fletcher
President
Humboldt, TN

Winfred Allen
Michelle Duvall Blanton
Gary Caraway
W. F. "Ted" Jones, Jr.
Ken Luckey

Gary M. Grisham
President
Jackson, TN Division

Joe Bigford
Larry A. Butler
Jimmy A. Eldridge
Edward E. Graves
Hoyt Hayes, Jr.
Waring M. Hazlehurst
Jack Naylor

Elton Sims
President
Milan, TN

Frankie Arnold
Collins Bonds
Jack Cunningham
Craig Taylor
James Danny Tolley

James D. Harris
President
Nashville, TN

Bettye Lee
President
Ridgely, TN

Earl Johnson
President
Selmer, TN

S. Kenneth Chambers
Ronnie Fullwood, D.D.S.
James D. King, M.D.
Harry L. Peeler, M.D.
U. James Speth
James C. Whittington

Barney W. Cayson
President
Trenton, TN

Jerry L. Barrix
Mark Harper
Diane Taylor
Billy M. Woods

Rick Peeler
President
Covington, TN Division

Ralph Cousar, Jr.
President
Covington, TN

Joseph G. Caldwell
Vernon McBride, III
Harold Morris
Joe Naifeh
Paul Rose
Hugh Simonton, Jr.
Stephen Smith
Thomas L. Taylor

Rick Huffman
President
Millington, TN

Al Bean
B. W. Burrough
Michael Caruthers
Stephen Cohen

David E. Whitenton
President
Somerville, TN

John W. Bishop
Earl Dowdy
John P. Matthews, IV
Wesley P. Parks
Bill Rhea

Northwest Mississippi/ Memphis, Tennessee Region

Brian Walhood
Region President

Mike Anderson
President
DeSoto County Division

Pierce Camp
President
Hernando, MS

Tom B. Flinn
Guy Burke Hendrix, Jr.
Bobby G. Johnson
Paul McElyea
Gary Murphy
Jim Seay
Robert B. Seymour, D.D.S.
Vernon Simpson
Henry M. Wadsworth, Jr., M.D.
Paul Whitfield, Jr.

Ty Warren
President
Olive Branch, MS

Michael Keith Allen
William A. Baskin
John K. Burnette, Jr.
Robert T. Carlock, Jr.
Philip C. Chamberlain, II
Robert L. "Butch" Davis, Jr.
W. Kevin Doddridge
Eleanor Gill, D.D.S.
Forrest Hamilton
Kim H. Kreunen
John H. Ray, Jr.
John H. Tilmon
Mark D. Utley
Samuel L. Ware, Sr.
Garnett West, Jr.
Steve D. Williams

Jeff Fowler
President
Southaven, MS

Mark Anglin
Wayne M. Bartley
Barry W. Bridgforth, Sr.
Barry W. Bridgforth, Jr.
Joe E. Dunning, III
Stephen Joe, D.D.S.
Manoj Naryanan, M.D.
Richard Neal
Timothy L. Paxton
Wilburn A. Russell
Ronald A. Solberg
Melvin Walker
Garnett B. West, Sr.
Dale W. Wilson

Thomas Portis
President
Memphis Division

David S. Andrews
Shannon A. Brown
David L. Cunningham, M.D.
Raymond B. Gill, III
Neumon Goshorn, M.D.
John W. Green
Richard L. Lynch, Jr.

James O. Miller
Lyle Muller, D.D.S.
William L. Ray
James L. Reid
Ace Roberts
Don P. Smith
Philip H. Trenary
Michael D. Uiberall
Dean Wingo
John D. Worley, Jr.

Randy Henry
President
Bartlett, TN

Robert T. Morehead
President
East Memphis/ Germantown, TN

Ty Stamps
President
Collierville, TN

South Mississippi Region

Jim Ray
Region President

Ray Wesson
President
Gulf Coast, MS Division

Thomas A. Murphy
President
Biloxi, MS

Mendum D. Briscoe
S. H. Dees
Stephen C. Dietz
Carl B. Hamilton
William G. Hewes, Jr.
John J. Lewis
John H. Mallett, M.D.
Michael B. McDermott
Jerry T. Munro
Fred R. Schwan, Jr.
C. T. Switzer, Jr.
James W. Wooten, D.D.S.

Ric Williams
President
Gulfport, MS

Paul A. Harris
Don E. Mason
William Charles Mitchell
H. Gordon Myrick

Elmer Williams
President
Ocean Springs, MS

Ted J. Webb
President
Hattiesburg, MS Division

Ted J. Webb
President
Hattiesburg, MS

Kate Aseme, M.D.
James C. Barr
Joe Hand Campbell, Jr., M.D.
Richard A. Conn, M.D.
Thomas A. Dews
Mark A. Fairchild
C. T. Finnegan
Clyde N. Ginn, Ph.D.
John M. Guice, M.D.
R. Webster Heidelberg
Eddie A. Holloway, Ph.D.
Gwen C. James
Larry W. Kennedy, Ph.D.
John W. Lee, Jr.
Harry McArthur, III
Frank H. McWhorter, Jr.
Cynthia E. Moore, Ph.D.
Cliff Norman
William C. Oliver
Gene Owens
Thomas G. Puckett, M.D.
Susan A. Riley
Forrest David Roberts
Lee Sims
Benjamin M. Stevens, III
Baron W. Thames
Charles M. Thomas
Tommy G. Thornton
Joseph Edwin Varner, M.D.
William A. Whitehead, M.D.

Joe Anthony
President
Lamar County, MS

Howard Beall
Glen D. Herrin
Sherrill W. High
B. F. Hudson, Jr.
Alan Douglas Lucas, D.D.S.
James H. McMahon, Jr.
Benjamin F. Winston

Tommy Fairley
President
Petal, MS

Arthur E. Davis, Sr.
Joe Ellzey
R. Allen Flynt
Gary W. Fordham
Barbara B. Mauldin, D.D.S.
J. Randy Spears

Brian P. Aehnlich
President
Laurel, MS Division

Marcus R. Gully
President
Bay Springs, MS

James T. Reed
President
Ellisville, MS

Brian P. Aehnlich
President
Laurel, MS

Keith T. Blakeney
Samuel F. Britton
William C. "Billy" Browning
David T. Childress
Graham W. Christian, Jr.
Geoffrey M. Clark
J. Shannon Clark
George T. Dickerson
E. Brooke Ferris
J. Keith Fisher, M.D.
J. Louis Griffin, Jr.
Llewellyn C. Peyton, D.V.M.
Donald R. Sheppard, Jr.
Winston T. Shows
R. P. Staten
Thomas L. Tullos
James C. Waites, M.D.
Jim Walley
Ronald Estes Whitehead, Ph.D.
Cecil T. Williams, Jr., M.D.

Virginia Whitfield
President
Waynesboro, MS

Tupelo, Mississippi Region

C. J. Roper, Jr.
Region President

Bobby Hodge
President
Booneville, MS

Gary Cartwright
James Huddleston
Thomas D. Keenum
Bill Q. Morgan
Don Murphy

Terry Cartwright
President
Corinth, MS

C. Richard Dobbins
John D. Dodd, O.D.
Jimmy B. Fisher
Mark A. Gardner
Samuel C. Kemp
Phillip M. Little

Ruvene Senter
President
Fulton, MS

John Blumer
Carl Comer
Johnny Crane
Thomas W. Francis
Thomas H. Kline
Isaac Riley
Stacy B. Russell
Billy J. Sheffield
Gene Sisk
Steven E. Staub
Jerry Stubblefield

R. E. "Gene" Jourdan
President
Iuka, MS

Rhonda Tigner
President
Mantachie, MS

Thomas Bishop
Terry Farris
John H. McFerrin
Karen Camp McFerrin
Jimmy H. Pearce
Jackie Dale Riley
DeWayne Thornton

Mike Gregory
President
Pontotoc County, MS

William Basden
Betty Duke
Billy Johnson
William P. Knight, Jr.
Ken Nowlin
Bobby Pannell

Mark Burleson
President
Tupelo, MS Division

Dwayne Blackmon
Roger A. Bland
Pat Caldwell
Grace Strickland Clark
R. B. Dossett, Jr.
Chauncey R. Godwin, Jr.
Jimmy Hamilton, M.D.
James Kenneth Harvey, M.D.
W. Reed Hillen
David H. Irwin, M.D.
James C. Long
Denotee Martin
William Hughes Milam, M.D.
Sam G. Patterson
Greg Pegues
John R. Sanders, M.D.
John G. Wheeler
J. W. Williamson, M.D.

Yvonne Vance
President
Oxford, MS Division

John Burchfield
President
Batesville, MS

Andy Garrott, D.D.S.
C. Fred Graves, III
J. Boyd Ingram
Steven Gray McCord
Leonard Morris

David Guyton
President
Oxford, MS

Lawrence E. Chandler
Albert P. "Sonny" Grantham
Michael L. King, M.D.
Floyd L. Martin
Jesse P. Phillips
Christeen M. Shivers
Brent Smith
Leonard E. Thompson

Howard Patterson
President
Senatobia, MS

William L. Alford, D.D.S.
James M. Ferguson
James A. May
Roberta W. Mayfield
John R. Price, III
Lowrey Veazey
Julian Paul White

Arkansas Region

Robert Althoff
Region President

Jim Jordan
President
Camden, AR

Eugene D. Bramblett
Elaine Berg Eckert
Thomas E. Hill
Richard Robertson
Joe M. Rogers, Sr.
Joe M. Rogers, Jr.

David Skinner
President
El Dorado, AR

Elaine R. Deming
Barry Felton
Joseph Hickey
Richard H. Mason
Robert M. Reynolds
Carolyn Tennyson
Srini Vasan, M.D.

Jim Patridge
President
Fort Smith, AR

Jim Harwood
A. S. Koenig, III
John R. Meyers
J. S. Minish
Carolyn Moore
Jim Nunnelee
Jerry Orler
Linda Schmidt
William P. Senneff
Charles Shuffield
Bobby Stephens
Bennie B. Westphal

Kathy Struckman
President
Hope, AR

Peggy Comer
Mike Cox
Clark Crellin
George T. Frazier
Leola Graves
Ronnie Kidd
Hillman Koen
Mitchell LaGrone
Mike Puckett
John A. Wilson

W. Dabbs Cavin
President
Little Rock, AR

Gus Blass, III
William L. Cravens
Jeff Fox
Robert Taylor Gammill, Jr.
Keith J. Jackson
Richard N. Massey
Richard D. Parker

Steve Nipper
President
Magnolia, AR

Larry Burrow
Kathy Dickson
Richard G. Murphy
J. Mark Taylor
Chris Weiser

Judy Sanders
President
Melbourne, AR

William Wesley Arnold
Brenda K. Barnes
Thomas C. Colegrove
James O. Miller

Robert M. Koch
President
Stuttgart, AR

Jack B. Coker
Wanda N. Hartz
Jerry J. Hoskyn
Ben Myers
Robert Petter, Sr.
Randall Snider
John E. Stephens
Ralph H. Wilson, O.D.

Texas & Louisiana Division

Gordon Lewis
Region President

Larry Denison
President
Baton Rouge, LA

L. J. Holland
President
Monroe, LA

Robert Wayne Coons
John Hoychick, Jr.
A. Eugene Montgomery, III
Guy C. Pardue
Richard R. Storms

Jerry Fielder
President
Shreveport, LA

William R. Hargrove
Donald E. Jones
Loy B. Moore
Richard H. Sale

Timmie Thames
President
Rayville, LA

Lester Lucy
President
Longview, TX

Glenn Bickerdike
President
Marshall, TX

Stan Sisco
President
Nacogdoches, TX

Roy Blake, Jr.
Hank Crouse
J. R. Honea
Arthur Leo Speck, M.D.
Dan Stansel
Joe Still
Craig Stripling
Roger Van Horn, D.D.S.

Steve Wiggs
President
Texarkana, TX

Mason Andres
James M. Carlow
Steve L. Conner
Lucille Cook
Joe Connor Hart
Linn Mayo
A.L. McElmurry
Jim McKinney
Donald N. Morriss
Harold Trammell
Graton White

In Memoriam



Lowery Woodall
Director 1972-2000
Director Emeritus
2000-2004

Lowery A. Woodall joined the Board of Directors of First Mississippi National Bank in Hattiesburg in 1972 and became a director of BancorpSouth with the merger of the two banks in 1986. His strength of character and enduring loyalty through his 33 years of service as a director and director emeritus will be long remembered and appreciated.

Forward-Looking Statements

Certain statements contained in this Annual Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "foresee," "may," "might," "will," "would" or "intend." These forward-looking statements include, without limitation, those relating to the Company's operating results, operating efficiencies, growth strategies and growth opportunities, loan demand, deposit withdrawals, mortgage lending revenue, lending strategies, mortgage originations and mortgage servicing rights, expansion of branch operations, shareholder value, diversification of revenue stream, asset quality, cost controls, profitability, cross-selling efforts, noninterest revenue, customer relationships and customer service, trust and asset management growth, Check 21, net interest revenue, interest rate sensitivity, credit quality and credit losses, actual or perceived financial condition of the Company's borrowers, non-performing assets, net interest rate spread, testing for potential impairment of goodwill, liquidity, net interest margin, future acquisitions, market risk, market conditions, significant accounting policies, underwriting and loan administration policies, commitments for fixed-rate loans, loans to directors and executive officers, life insurance premium revenue, stock repurchase programs, provision and allowance for credit losses, pension and other post retirement benefit amounts, the performance of Wright & Percy Insurance, Ramsey, Krug, Farrell & Lensing, Inc., Premier Bancorp, Inc. and Business Holding Corporation acquisitions, expansion of products and services offered by the Company's insurance agencies, the Company's competitive position, legal and regulatory limitations and compliance, the Company's junior subordinated debt securities, deduction of deferred tax assets, the effect of the adoption of Statement of Financial Accounting Standards No. 123R: "Share-Based Payment," the effect of certain legal claims and pending lawsuits, the audit by the State Tax Commission of the State of Mississippi, forward commitments, off-balance sheet commitments and other arrangements to extend credit and contractual obligations.

We caution you not to place undue reliance on the forward-looking statements contained in this Annual Report in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, effectiveness of the Company's interest rate hedging strategies, the ability to maintain credit quality, the ability of the company to provide and make competitive products and services, changes in the Company's operating or expansion strategy, geographic concentration of the Company's assets, availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity, laws and regulations affecting financial institutions in general, limitations on the Company's ability to pay dividends and to meet its cash obligations, the ability of the Company to compete with other financial services companies, the ability of the Company to identify, consummate, and integrate acquisitions and investment opportunities, the ability of the Company to operate and integrate new technology, the ability of the Company to manage its growth and effectively serve an expanding customer and market base, the ability of the Company to attract, train, and retain qualified personnel, changes in consumer preferences, the ability of the Company to repurchase its common stock on favorable terms, the ability of the Company to collect amounts due under loan agreements, legislation and court decisions related to the amount of damages recoverable in legal proceedings, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, other factors generally understood to affect the financial results of financial services companies, and other risks detailed from time to time in the Company's releases, Annual Report or Form 10-K for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

BancorpSouth, Inc.

BancorpSouth, Inc. is a financial holding company. Its principal subsidiary is BancorpSouth Bank, a commercial and retail banking business with banking locations in Mississippi, Tennessee, Alabama, Arkansas, Louisiana and Texas. The Bank also provides personal and corporate trust, agency and investment services. Wholly-owned subsidiaries are engaged in consumer lending, investment brokerage and insurance brokerage services.

Corporate Headquarters

One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Annual Meeting

9:30 a.m. (local time), April 27, 2005
BancorpSouth Center
375 East Main Street
Tupelo, MS 38804

Common Shares

Traded on the New York
Stock Exchange
Stock Exchange Symbol: BXS

Transfer Agent and Registrar

SunTrust Bank
P.O. Box 4625
Atlanta, GA 30302
Phone: 800-568-3476

Independent Auditors

KPMG LLP
Memphis, TN

Legal Counsel

J. Patrick Caldwell
Riley, Caldwell, Cork & Alvis, P.A.
Tupelo, MS

Waller Lansden Dortch & Davis, PLLC
Nashville, TN

Subsidiaries

Risk Advantage, Inc.
BancorpSouth Bank and its
wholly-owned subsidiaries

- Century Credit Life Insurance Company
- Personal Finance Corporation
- BancorpSouth Insurance Services, Inc.
- BancorpSouth Investment Services, Inc.
- BancorpSouth Municipal Development Corporation

Web Site

www.bancorpsouth.com

Dividend Reinvestment Plan

Shareholders of the Company are eligible to participate in the Dividend Reinvestment Plan. Under the terms of the Plan, common stock of the Company may be purchased by reinvesting cash dividends. For additional information contact the Transfer Agent.

2004 Form 10-K

Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission will be available to shareholders upon request after March 16, 2005. Shareholders wishing to receive a copy should write to:
L. Nash Allen, Jr., Treasurer and Chief Financial Officer, BancorpSouth, Inc.,
P.O. Box 789, Tupelo, MS 38802.

An Equal Opportunity Employer



One Mississippi Plaza
Tupelo, Mississippi 38804
www.bancorpsouth.com